Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT
by and among
COEN OIL COMPANY, LLC
COEN MARKETS, INC.
THE THOMASTON LAND COMPANY, LLC
(“Sellers”)
and
SPRAGUE OPERATING RESOURCES LLC
(“Purchaser”)
Dated as of September 18, 2017

TABLE OF CONTENTS
Page
ARTICLE I DEFINITIONS 1
ARTICLE II PURCHASE AND SALE OF COMPANY INTERESTS AND TRANSFERRED ASSETS 14

2.1	Purchase and Sale 14

2.2	Excluded Assets 15

2.3	Assumed Liabilities 16

2.4	Excluded Liabilities 16

2.5	Closing Actions 16

2.6	Closing 18

2.7	Estimated Closing Statement; Final Closing Statement 18

2.8	Earnout 21
ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLERS 25

3.1	Organization of Seller; Authority and Binding Effect 25

3.2	Organization of the Companies 26

3.3	Capitalization 26

3.4	Subsidiaries 26

3.5	No Violation; Consents and Approvals 26

3.6	Financial Reports 27

3.7	Personal Property 27

3.8	Real Property 27

3.9	Intellectual Property 28

3.10	Litigation 29

3.11	Employee Benefit Plans 29

3.12	Taxes 30

3.13	Contracts and Commitments 31

3.14	Compliance with Laws 32

3.15	Labor Matters 32

3.16	Environmental Matters 34

3.17	Customers and Suppliers 35

3.18	Brokers 35

3.19	Affiliate Transactions 35

3.20	Undisclosed Liabilities; Payables; Receivables 35

3.21	Insurance 36

3.22	Company Debt and Transaction Expenses 36

3.23	Inventory 36

3.24	Absence of Certain Changes, Events and Conditions 36

3.25	Exclusivity of Representations 37
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER 37

4.1	Organization; Authority and Binding Effect 37

4.2	No Violation; Consents and Approvals 38

4.3	Litigation 38

4.4	Investment Intent 38

4.5	Funding 38

4.6	Purchaser’s Reliance 39

4.7	Brokers 39

4.8	Solvency 39

4.9	R&W Policy 40
ARTICLE V COVENANTS OF THE PARTIES 40

5.1	Conduct of Business 40

5.2	Access to Information Prior to the Closing; Confidentiality 40

5.3	Commercially Reasonable Efforts 42

5.4	Consents 42

5.5	Public Announcements 42

5.6	Notice of Events 43

5.7	Officer and Director Indemnification and Insurance 43

5.8	No Solicitation or Negotiation 44

5.9	Tax Matters 45

5.10	Employees 47

5.11	Preservation of Records 48

5.12	Conflicts; Privileges 48

5.13	Resignation of Officers and Directors 49

5.14	No Modification of R&W Policy 49

5.15	Pre-Closing Reorganization 50

5.16	Transition License Agreement 50

5.17	Transition Services Agreement 50

5.18	Non-Competition 50

5.19	Receivables and Administrative Support 52

5.20	Change of Name 52

5.21	Estoppel Certificate 53

5.22	Title Insurance Proforma and Land Title Survey 53

5.23	Joseph Action 53
ARTICLE VI CONDITIONS TO CLOSING 53

6.1	Conditions to Sellers’ Obligations 53

6.2	Conditions to Purchaser’s Obligations 54

6.3	Frustration of Closing Conditions 56
ARTICLE VII TERMINATION 56

7.1	Termination 56

7.2	Procedure and Effect of Termination 57
ARTICLE VIII SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS; INDEMNIFICATION 57

8.1	Survival of Representations, Warranties and Covenants 57

8.2	Indemnification 57

8.3	Indemnification Claim Procedures 58

8.4	Limitations on Indemnification Liability 59

8.5	Mitigation of Damages 60

8.6	Order and Manner of Payment 60

8.7	Sole and Exclusive Remedy 61

8.8	Sellers’ and Founders’ Release 62

8.9	Release of Indemnity Escrow 62

8.10	Adjustment to Purchase Price 62
ARTICLE IX MISCELLANEOUS 63

9.1	Further Assurances 63

9.2	Notices 63

9.3	Exhibits and Schedules 64

9.4	Amendment, Modification and Waiver 64

9.5	Entire Agreement 64

9.6	Severability 64

9.7	Binding Effect; Assignment 65

9.8	No Third-Party Beneficiaries 65

9.9	Fees and Expenses; Transfer Taxes 65

9.10	Counterparts; Facsimile Signatures 66

9.11	Interpretation; Construction 66

9.12	Forum; Service of Process 67

9.13	Governing Law 67

9.14	WAIVER OF JURY TRIAL 67

9.15	Specific Performance 67

9.16	No Recourse Against Nonparty Affiliates 68

9.17	Acknowledgment of Purchaser; Disclaimers 68

Exhibits

Exhibit A:	Bill of Sale

Exhibit B:	Assignment and Assumption of Lease

Exhibit C:	Final Closing Statement

Exhibit D:	R&W Policy

Exhibit E:	Transition License Agreement

Exhibit F:	Transition Services Agreement

Exhibit G:	FIRPTA Certificate
Schedules
Schedule 1.1(a) – Petroleum Products Inventory Value Calculation and Adjustment
Schedule 1.1(b) – Seller Fraud Parties
Schedule 1.1(c) – Purchaser Fraud Parties
Schedule 1.1(d) – Inventory
Schedule 1.1(e) – Retained Company Property
Schedule 1.1(f) – Energy Sector Customers and Value Chain
Schedule 1.1(g) – Stay Bonuses for Continuing Employees
Schedule 1.1(h) – Capital Expenditures
Schedule 1.1(i) – OPIS and Transfer Price Comparison Methodology
Schedule 2.1(b)(i) – Transferred Real Property
Schedule 2.1(b)(ii) – Transferred Personal Property
Schedule 2.3(a) – Assumed Liabilities – Asset Sale
Schedule 2.8(b) – Earnout Calculation Illustration
Schedule 4.2 – Purchaser Governmental Approvals
Schedule 5.9(a) – Purchase Price Allocation
Schedule 5.10(a)(i) – Employees Excluded from Non-Solicit
Schedule 5.10(a)(ii) – Retained Employees
Schedule 5.15(b) – Leases to be Terminated

PURCHASE AND SALE AGREEMENT
This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of September 18, 2017, by and among COEN OIL COMPANY, LLC, a Pennsylvania limited liability company (“Seller Parent”), COEN MARKETS, INC., a Pennsylvania corporation (“Coen Markets”), THE THOMASTON LAND COMPANY, LLC a Pennsylvania limited liability company (“Thomaston Land”, together with Seller Parent and Coen Markets, “Sellers”) and SPRAGUE OPERATING RESOURCES LLC, a Delaware limited liability company (the “Purchaser”).
WHEREAS, the respective boards of directors or managers, as applicable, of Sellers and Purchaser deem it advisable and in the best interests of their respective limited liability company or corporation, as applicable, and their respective members or shareholders, as applicable, to enter into this Agreement and to consummate the Transaction (as defined herein) and the other transactions contemplated hereby upon the terms and conditions set forth herein;
WHEREAS, Seller Parent owns (i) all of the outstanding limited liability company membership interests (the “Coen Energy Interests”) of Coen Energy, LLC, a Pennsylvania limited liability company (“Coen Energy”) and (ii) all of the outstanding limited liability company membership interests (the “Coen Transport Interests”, together with the Coen Energy Interests, the “Company Interests”) of Coen Transport, LLC, a Pennsylvania limited liability company (“Coen Transport” together with Coen Energy, the “Companies”);
WHEREAS, Seller Parent, Coen Markets and Thomaston Land own the Transferred Assets (as defined herein);
WHEREAS, Purchaser desires to purchase from Seller Parent, and Seller Parent desires to sell, transfer and convey to Purchaser, all of Seller Parent’s right, title and interest in and to the Company Interests, subject to the retention of the Retained Company Assets (as defined herein) and the Excluded Liabilities (as defined herein) and subject to the terms and conditions of this Agreement; and
WHEREAS, Purchaser desires to purchase from Seller Parent, Coen Markets and Thomaston Land and each of Seller Parent, Coen Markets and Thomaston Land desire to sell, transfer and convey to Purchaser, all of their respective right, title and interest in and to the Transferred Assets, subject to the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:
Article I
DEFINITIONS

For purposes of this Agreement, the following terms shall have the respective meanings specified below:
“Accounts Receivable” means the Companies’ accounts receivable.
“Acquisition Entity” has the meaning set forth in Section 2.8(g).
“Acquisition Notice” has the meaning set forth in Section 5.18(c).
“Action” means any claim, action, suit, audit, assessment, arbitration or inquiry, or any proceeding or investigation, by or before any Governmental Authority.
“Actual Gross Profit” means (i) product sales revenue generated from the sale of fuel, additives and diesel exhaust fluid to Energy Sector Customers, plus (ii) Field Service Fee Revenue, minus (iii) the cost of fuel sold to Energy Sector Customers which shall be capped based on a comparison with OPIS Low prices (as described on Schedule 1.1(i)), minus (iv) the cost of additives and diesel exhaust fluid sold to Energy Sector Customers, minus (v) Field Service Direct Labor Cost, minus (vi) a capital charge for any Actual Gross Profit generated in Texas based on the capital expenditures, in accordance with Sprague’s capital expenditure policies, directly used to support the Texas operations and amortized over an eight year period. For the avoidance of doubt, there shall be no indirect or direct overhead costs or any capital charges included in the calculation of Actual Gross Profit other than those listed above.
“Affiliate” has the meaning set forth in Section 9.11(a).
“Agreement” has the meaning set forth in the preamble of this Agreement.
“Antitrust Laws” means the Sherman Antitrust Act, as amended; the Clayton Antitrust Act of 1914, as amended; the HSR Act; the Federal Trade Commission Act of 1914, as amended; and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“APKS” has the meaning set forth in Section 5.12.
“Applicable Law” has the meaning set forth in Section 3.5.
“Arbiter” has the meaning set forth in Section 2.7(e)(i).
“Asset Sale” has the meaning set forth in Section 2.1(b).
“Assignment and Assumption of Lease” has the meaning 2.5(c)(iv).
“Assumed Liabilities” has the meaning set forth in Section 2.3.
“Babst” has the meaning set forth in Section 5.12.

“Base Purchase Price” means $33.75 million.
“Basket Amount” has the meaning set forth in Section 8.4(a).
“Bill of Sale” has the meaning set forth in Section 2.5(c)(i).
“Business” means the distribution of fuel products to commercial and residential customers and the energy field services operations in which the Companies are currently engaged and in the geographic markets in which they currently compete on the date hereof, which are Pennsylvania, West Virginia, Ohio and Texas.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to close.
“Cap” has the meaning set forth in Section 8.4(a).
“Capital Expenditures” means the amount set forth on Schedule 1.1(h), which shall be updated by the Sellers from time to time in advance of the Closing and which shall be subject to adjustment following the Closing in accordance with the procedures set forth in Section 2.7.
“Cash” means all cash (including, for the avoidance of doubt, restricted cash) and cash equivalents (including marketable securities and short form investments) of the Companies calculated in accordance with the Companies’ accounting methodology.
“Closing” has the meaning set forth in Section 2.6.
“Closing Amounts” has the meaning set forth in Section 2.7(a).
“Closing Cash” means the amount, if any, of Cash as of immediately prior to the Closing.
“Closing Certificate” has the meaning set forth in Section 6.2(h).
“Closing Date” has the meaning set forth in Section 2.6.
“Closing Fees” has the meaning set forth in Section 9.9(b).
“Code” means Internal Revenue Code of 1986, as amended.
“Coen Energy” has the meaning set forth in the recitals to this Agreement.
“Coen Energy Interests” has the meaning set forth in the recitals to this Agreement.
“Coen Markets” has the meaning set forth in the preamble of this Agreement.
“Coen Transport” has the meaning set forth in the recitals to this Agreement.

“Coen Transport Interests” has the meaning set forth in the recitals to this Agreement.
“Companies” has the meaning set forth in the recitals to this Agreement.
“Company Debt” means, without duplication, all liabilities and obligations of the Companies for (i) borrowed money, (ii) notes, bonds, debentures, hedging and swap arrangements or other similar instruments, (iii) conditional sale or other title retention agreements with respect to property acquired, (iv) any obligations with respect to letters of credit, bankers acceptances or similar credit transactions (other than any undrawn amount in respect of such letters of credit or similar credit transactions), (v) Liabilities of a third party which are guaranteed by either of the Companies or secured by any Lien on any property of the Companies or the Transferred Assets, (vi) direct or indirect guarantees of Company Debt of the type referred to in clauses (i) through (v) above to other Persons, and (vi) all accrued interest, premiums, penalties, redemption costs and other charges in respect of each of the foregoing in clauses (i) through (v) above, in each case if and to the extent that any of the foregoing would appear as a liability on a balance sheet prepared in accordance with the Companies’ accounting methodology. For the avoidance of doubt, capital lease obligations shall be deemed Company Debt for purposes hereof.
“Company Interests” has the meaning set forth in the recitals to this Agreement.
“Company Plans” has the meaning set forth in Section 3.11(a).
“Confidential Information” means any confidential or proprietary information concerning the Companies, Sellers or any of their respective unitholders, Affiliates, and/or its or their business, employees, financial information, marketing, products or services, including information provided in connection with this Agreement and the terms and conditions of this Agreement; provided, however, that “Confidential Information” shall not include information that the receiving party can establish by clear and convincing written evidence: (i) is independently developed by the receiving party without use of or reference to any Confidential Information belonging to the disclosing party; (ii) is acquired by the receiving party from a third party having the legal right to furnish same to the receiving party and not otherwise bound by confidentiality undertakings covering such information; (iii) is at the time in question (whether at disclosure or thereafter) generally known by or available to the public through no fault of the receiving party; or (iv) is required to be disclosed by the written order of a court or other Governmental Authority; provided, however, that the receiving party shall provide prompt written notice to the disclosing party so that the disclosing party may have time to take action to oppose or limit such order, and the receiving party shall provide reasonable cooperation to the disclosing party in furtherance of any such actions taken by the disclosing party; provided, further, that in the absence of a protective order, the disclosure shall be limited to that information that is required by Applicable Law to be disclosed.
“Confidentiality Agreement” has the meaning set forth in Section 5.2(d).
“Continuing Employees” means any Current Employee that, after Closing, is employed by Purchaser or Purchaser’s Affiliates.

“Contract” has the meaning set forth in Section 3.13.
“Cumulative Earnout Amount” has the meaning set forth in Section 2.8(b)(iii).
“Current Employee” and “Current Employees” shall have the meanings set forth in Section 3.15(d).
“Damages” means all out-of-pocket losses, damages, liabilities, debts, obligations, claims, Actions, judgments, Orders, awards, settlements, injunctions, decrees, fines, Taxes, costs and expenses, including, without limitation, interest, penalties and reasonable attorneys’ fees and expenses, provided, however, that Damages shall not include punitive damages, except to the extent paid to a third party.
“Deed” has the meaning set forth in Section 2.5(c)(ii).
“Dispute Notice” has the meaning set forth in Section 2.7(c).
“Dispute Period” has the meaning set forth in Section 2.7(c).
“Disclosure Schedule” means the disclosure schedules attached to this Agreement as the same may be updated or supplemented in accordance with Section 5.6.
“Earnout Amount” has the meaning set forth in Section 2.8(b).
“Earnout Determination Date” has the meaning set forth in Section 2.8(a).
“Earnout Dispute Period” has the meaning set forth in Section 2.8(d).
“Earnout Period” has the meaning set forth in Section 2.8(f).
“Energy Sector Business” means the delivered fuels business in which the Companies are engaged on the date hereof with the Energy Sector Customers.
“Energy Sector Customers” means the Companies’ (i) current customers set forth on Schedule 1.1(f) and (ii) future customers in the Energy Sector Business, regardless of whether such future customers are obtained organically or through acquisition, whose business is actively and directly linked to the operations associated with the Marcellus or Utica shales as well as other similar shales, such as the Eagle Ford, where the Companies supply fuel, field services, or both to support the foregoing operations. For the avoidance of doubt, the definition of Energy Sector Customers is not bound by geography and will incorporate any of the activities associated with the value chain set forth on Schedule 1.1(f).
“Environment” means soil, land surface and subsurface strata, surface waters (including navigable and non-navigable inland and ocean waters), ground waters, sediments and ambient and indoor air.

“Environmental Law” means any Applicable Law that provides for or relates to (i) protection or restoration of the Environment and plant and animal life, (ii) protection of human health from environmental exposure to Hazardous Materials, or (iii) the distribution, generation, handling, importing, management, processing, production, Release, threatened Release, storage, transfer, transportation, treatment or use of Hazardous Materials.
“ERISA” has the meaning set forth in Section 3.11(a).
“Escrow Agent” has the meaning set forth in Section 2.5(a)(ii).
“Escrow Agreement” has the meaning set forth in Section 2.5(a)(ii).
“Estimated Closing Statement” has the meaning set forth in Section 2.7(a).
“Excess Earnout Amount” has the meaning set forth in Section 2.8.
“Excluded Liabilities” has the meaning set forth in Section 2.4.
“Exercise Notice” has the meaning set forth in Section 5.18(c).
“Field Service Direct Labor Cost” means those direct labor costs for fuelers, site supervisors, and field service managers inclusive of regular pay, overtime pay, FICA tax, and benefits of 15% of the total of regular, overtime pay and FICA tax. For the avoidance of doubt, no overhead, indirect, capital or other costs shall be included in the definition of Field Service Direct Labor Cost for purposes of the earn out calculation in Section 2.8.
“Field Service Fee Revenue” means revenue received from Energy Sector Customers for onsite fueling or other support services provided by the Companies.
“Final Closing Amounts” has the meaning set forth in Section 2.7(b).
“Final Closing Statement” has the meaning set forth in Section 2.7(b).
“Final Submission” has the meaning set forth in Section 2.8(d).
“Financial Reports” has the meaning set forth in Section 3.6.
“Founders” means Charles McIlvaine and Andrew McIlvaine.
“Fraud” means actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article III or Article IV (as applicable), provided, that such actual and intentional fraud shall only be deemed to exist if, and the party asserting or relying on the occurrence of such actual and intentional fraud shall satisfy its burden of proof of establishing by clear and convincing evidence that, any of the individuals identified on Schedule 1.1(b) (in the case of an assertion by Purchaser) or any of the individuals included on Schedule 1.1(c) (in the case of an assertion by Sellers) had actual knowledge (as opposed to imputed or constructive knowledge) of a fact or matter that would make the representations and warranties made by a party pursuant to, in the case of Sellers, Article III, or, in the case of Purchaser, Article IV, inaccurate or untrue when and as made, and that such breach was committed with the express intention and purpose that the another party be deceived and rely thereon to its detriment.
“Fundamental Representations” has the meaning set forth in Section 8.1.
“GAAP” means generally accepted accounting principles.
“Governmental Approval” has the meaning set forth in Section 3.5.
“Governmental Authority” has the meaning set forth in Section 3.5.
“Hazardous Material” means any substance, material, or waste that is regulated by any Governmental Authority, including any material, substance, or waste that is defined or classified as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “pollutant,” “restricted hazardous waste,” “contaminant,” “toxic waste,” “pollutant,” or “toxic substance” under any provision of Environmental Law, including petroleum, petroleum products, asbestos, asbestos-containing material, urea formaldehyde, or polychlorinated biphenyls.
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
“Indemnification Claim” has the meaning set forth in Section 8.3.
“Indemnified Party” has the meaning set forth in Section 8.3.
“Indemnitor” means the party required to provide indemnification pursuant to Section 8.2.
“Indemnity Escrow Amount” means an amount equal to $337,500.
“Indemnity Escrow Funds” means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the Indemnity Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.
“Indemnity Escrow Release Date” has the meaning set forth in Section 8.9.
“Information Technology” means computers, computer systems, servers, workstations, databases, and software programs.
"Intellectual Property" means all intellectual property owned, licensed or used in the Business including all (a) patents, and all registrations and applications therefor, (b) trademarks, service marks, trade names, logos, and all registrations and applications therefor, (c) copyrights, and all registrations and applications therefor, (d) internet domain names and all registrations therefor, (e) all know-how, trade secrets, confidential or proprietary information, customer lists, technical information, data, databases, process technology or the like and (f) the website (www.coenenergy.com).
“Inventory” means all inventory of the Companies as set forth on Schedule 1.1(d) but excluding Petroleum Products Inventory.
“IRS” means the Internal Revenue Service.
“Joseph Action” means, without duplication, any and all (i) Actions including any amendments to such Actions, (ii) claims whether in worker’s compensation or otherwise, (iii) cross claims or (iv) other claims, whether currently existing or asserted in the future, associated with, arising out of, or resulting from the vehicle accident occurring on or about May 8, 2015 involving Casey Joseph, including, but not limited to, Joseph v. Goodyear Tire and Rubber Company, et. al. filed on May 2, 2017 in the Court of Common Pleas of Allegheny County, Pennsylvania, Civil Division, GD 17-006580.
“Land Title Survey” has the meaning set forth in Section 6.2(l).
“Leased Real Property” has the meaning set forth in Section 3.8(b).
“Leases” has the meaning set forth in Section 3.8(b).
“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.
“Liens” means, with respect to any specified asset, any and all liens, claims, encumbrances, options, pledges, security interests, mortgages, deed of trusts, charges, easements or encroachments thereon except for Permitted Liens.
“Material Adverse Effect” means an event, change, condition, circumstance or effect that, individually or in the aggregate, is or would reasonably expected to be materially adverse to the financial condition or results of operations of the Business or Companies taken as a whole, and the financial condition of the Transferred Assets taken as a whole, other than events, changes or effects: (i) occurring in economic or political conditions or the financing, banking, currency or capital markets in general to the extent that such conditions do not disproportionately affect the Companies as compared to other companies participating in the same industry as the Companies; (ii) occurring generally in, or generally affecting, the industries or the markets in which the Companies conduct business to the extent that such conditions do not disproportionately affect the Companies as compared to other companies participating in the same industry as the Companies; (iii) resulting from the negotiation, announcement, execution, pendency or performance of this Agreement or the transactions contemplated hereby or any communication by either of the Companies or any of their respective Affiliates of its plans or intentions (including in respect of employees) with respect to the Business (so long as such action or occurrence was in compliance with this Agreement), including (a) losses or threatened losses of, or any adverse change in the relationship with, employees, customers, suppliers, distributors, financing sources, joint venture partners, licensors, licensees or others having relationships with the Companies and (b) the initiation of litigation or other administrative proceedings by any Person with respect to this Agreement or any of the transactions contemplated hereby; (iv) resulting from the consummation of the transactions contemplated by this Agreement, the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or consented to by Purchaser; (v) resulting from changes in laws or Orders, or accounting requirements or principles, or any interpretation thereof, after the date hereof; (vi) resulting from an outbreak or escalation of hostilities involving any country where the Companies do business, the declaration by any country where the Companies do business of a national emergency or war, or the occurrence of any acts of terrorism and any actions or reactions thereto in such country; (vii) resulting from any natural disaster, (viii) resulting from any failure of the Companies to meet any projections or forecasts; or (ix) resulting from any action required to be taken under any Applicable Law or Order or any existing Material Contract by which the Companies (or any of their respective properties) are bound; provided, that in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur, there shall be taken into account any right to insurance or indemnification available to the Companies. For the avoidance of doubt, a “Material Adverse Effect” shall be measured only against past performance of the Companies, and, as it relates to the Business and Transferred Assets and not against any forward-looking statements, projections or forecasts of Sellers, the Companies or any other Person.
“Material Contract” has the meaning set forth in Section 3.13.
“Material Customer” has the meaning set forth in Section 3.17(a).
“Material Supplier” has the meaning set forth in Section 3.17(b).
“Maximum Earnout Amount” has the meaning set forth in Section 2.8.
“Membership Interest Sale” has the meaning set forth in Section 2.1(a).
“Nonparty Affiliates” has the meaning set forth in Section 9.16.
“Order” has the meaning set forth in Section 3.5.
“Pending Claim” has the meaning set forth in Section 8.9.
“Permits” has the meaning set forth in Section 3.14.
“Permitted Liens” means (i) statutory Liens or other Liens arising by operation of law securing payments not yet due or which are being contested in good faith, including Liens of warehouseman, mechanics, suppliers, materialmen and repairmen, (ii) Liens for Taxes not yet due and payable or for current Taxes that may thereafter be paid without penalty or which are being contested in good faith and by appropriate proceedings, (iii) Liens affecting the Real Property set forth in Section 3.8 of the Disclosure Schedule, including: (a) easements, rights of way, servitudes, permits, licenses, surface leases, ground leases to utilities, municipal agreements, railway siding agreements and other rights, (b) conditions, covenants or other similar restrictions, (c) easements for streets, alleys, highways, telephone lines, gas pipelines, power lines, railways and other easements and rights of way of public record on, over or in respect of any such real property, (d) encroachments and other matters that would be shown in an accurate survey or physical inspection of such real property, (e) Liens in favor of the lessors under Real Property leases or encumbering the interests of the lessors in such Real Property, (f) all matters showing on title commitments made available or delivered to Purchaser on or prior to the date hereof, and (g) any other such Liens, including irregularities of title or connected with or in lieu of environmental remediation affecting such Real Property, as would not reasonably be expected to have a Material Adverse Effect, (iv) Liens created by licenses granted in the ordinary course of business in any Information Technology, (v) Liens reflected or reserved against or otherwise disclosed in the Financial Reports or notes thereto or securing liabilities reflected in the Financial Reports or notes thereto, (vi) Liens listed in Section 1.1 of the Disclosure Schedule, and (vii) any other Liens not described in clauses (i) through (vi) above created by this Agreement or connected with the transactions contemplated hereby or by the actions of Purchaser or any respective Affiliates (including Liens granted to any financing source in connection with any financing by Purchaser of the transactions contemplated hereby).
“Person” has the meaning set forth in Section 9.11.
“Personal Property” has the meaning set forth in Section 3.7(a).
“Petroleum Products Inventory” means (i) Coen Energy’s physical inventory of fungible, marketable petroleum products, including petroleum additives and diesel exhaust fluid, held for its own account that are usable and salable in the Ordinary Course of Business (as such term is defined in Schedule 1.1(a)) and (ii) Tank Bottoms (as such term is defined in Schedule 1.1(a)) owned by Coen Energy. Physical inventory of such petroleum products, including petroleum additives and diesel exhaust fluid, shall be determined in the manner specified in Schedule 1.1(a) attached hereto and as set forth in a detailed calculation certified by Coen Energy in the Closing Certificate.
“Petroleum Products Inventory Value” “ means (i) the average of the prices for the fungible, marketable petroleum products, including petroleum additives and diesel exhaust fluid, that are usable and salable in the Ordinary Course of Business included in the Petroleum Products Inventory, as reported by OPIS for Pittsburgh, PA low for the day before, the day of and the day following the Closing, in the case of petroleum products, or on Seller’s most recent paid invoice, in the case of petroleum additives and diesel exhaust fluid, and (ii) with respect to the Tank Bottoms included in the Petroleum Products Inventory, the value shall be Zero Dollars ($0).
“Plans” has the meaning set forth in Section 3.11(a).
“Position Statement” has the meaning set forth in Section 2.7(e)(i).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period up to and including the Closing Date.
“Purchase Price” means an amount equal to (i) the Base Purchase Price, plus (ii) Closing Cash, if any, plus (iii) the Petroleum Products Inventory Value, plus (iv) Capital Expenditures.
“Purchaser” has the meaning set forth in the preamble of this Agreement.
“Purchaser Claims” has the meaning set forth in Section 8.2(a).
“Purchaser Group” has the meaning set forth in Section 8.4(e).
“Purchaser Indemnified Parties” has the meaning set forth in Section 8.2(a).
“Purchaser Plans” has the meaning set forth in Section 5.10(d).
“Purchaser Related Persons” has the meaning set forth in Section 8.8(a).
“Purchaser Transaction Agreements” has the meaning set forth in Section 4.1.
“Purchaser’s Knowledge” or words of similar effect means to the actual knowledge of any of the following individuals: Gary Rinaldi, Joseph Smith and Bob Blanchard without any obligation of inquiry.
“Purchaser’s Release” has the meaning set forth in Section 8.8(a).
“Real Property” has the meaning set forth in Section 3.8(a).
“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, or migration on or into the Environment.
“Released Claims” has the meaning set forth in Section 8.7(a).
“Representatives” means, with respect to any Person, the directors, officers, employees, managers, members, partners, equity holders, agents, consultants, advisors (including legal counsel, accountants and financial advisors), representatives and potential financing sources of such Person.
“Resolution Period” has the meaning set forth in Section 2.7(d).
“Resolved Closing Statement” has the meaning set forth in Section 2.7(e)(i).
“Restricted Period” means the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date.

“Retained Company Assets” means, collectively, the Retained Working Capital and the Retained Company Property.
“Retained Company Property” are those items of personal property retained by the Sellers and described on Schedule 1.1(e), as well as all records and documentation relating to the Joseph Action that exist prior to the Closing.
“Retained Working Capital” means, all of the Companies’ (i) accounts receivable and notes receivable, (ii) accounts payable, which includes trade payables for fuel and other goods purchased, and notes payable, and (iii) accrued fuel tax payable, which includes fuel taxes collected but not yet paid to any Governmental Authority but excludes any amounts included in Transaction Expenses and Company Debt.
“R&W Policy” has the meaning set forth in Section 4.9.
“Sales Event” means a sale of all of the equity or substantially all of the assets of either of the Companies or the Purchaser to an unrelated third party.
“Seller Claims” has the meaning set forth in Section 8.2(b)
“Seller Indemnified Parties” has the meaning set forth in Section 8.2(b).
“Seller Notice of Dispute” has the meaning set forth in Section 2.8(d).
“Seller Parent” has the meaning set forth in the preamble of this Agreement.
“Seller Parent IP” means all patents, trade names, trademarks, trade devices, service marks, assumed names, copyrights, domain names or symbols, in each case, whether registered or not, and including pending registrations for any of the foregoing, owned by Seller Parent or its Affiliates, which, for the avoidance of doubt, shall include any derivation of the name “Coen” or any name that is confusingly similar.
“Seller Plans” has the meaning set forth in Section 3.11(a).
“Seller Related Persons” has the meaning set forth in Section 8.7(a).
“Seller Returns” has the meaning set forth in Section 5.9(b).
“Seller Transaction Agreements” has the meaning set forth in Section 3.1.
“Sellers” has the meaning set forth in the preamble of this Agreement.
“Sellers Deficit Amount” has the meaning set forth in Section 2.7(e)(ii)(B)(2).
“Sellers’ Knowledge” or words of similar effect means to the actual knowledge of any of the following individuals: Charles McIlvaine, Andrew McIlvaine and Colin Dornish, without any obligation of inquiry.

“Sellers’ Release” has the meaning set forth in Section 8.8(a).
“Side Letter” means that certain side letter agreement, dated as of the date hereof, by and among the Purchaser and Sellers.
“Stay Bonuses” means all bonuses paid to the Continuing Employees listed on Schedule 1.1(g) who are expected to remain employed by the Companies and/or the Purchaser through June 30, 2018.
“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.
“Subsidiaries” means, when used with respect to any party means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which at least a majority of the securities, or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly, beneficially owned or controlled by such party or by any one or more of its Subsidiaries.
“Survival Expiration Date” has the meaning set forth in Section 8.1.
“Target Gross Profit” means (i) $7.637 million for the period beginning on the Closing Date and ending on the day before the first anniversary of the Closing Date; (ii) $7.828 million for the period beginning on the first anniversary of the Closing Date and ending on the day before the second anniversary of the Closing Date and (iii) $23.489 million for the period beginning on the Closing Date and ending on the day before the third anniversary of the Closing Date.
“Target Operations” has the meaning set forth in Section 5.18(c).
“Tax” (including “Taxes”) means all U.S. federal, state, provincial, local, non-U.S. and other net income, gross income, gross receipts, sales, use ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes of any kind whatsoever, together with any interest and any penalties, fines, additions to tax, interest or additional amounts with respect thereto.
“Tax Law” means any Applicable Law related to Taxes.
“Tax Proceeding” has the meaning set forth in Section 5.9(g).
“Tax Return” means any return, declaration, report, claim for refund, statement, information return or statement or other document required to be filed with respect to Taxes including any schedule thereto, and including any amendment thereof.
“Termination Date” has the meaning set forth in Section 7.1(b).
“Third Party Intellectual Property” has the meaning set forth in Section 3.9(b).

“Thomaston Land” has the meaning set forth in the preamble of this Agreement.
“Three-Year Cumulative Earnout Ratio” has the meaning set forth in Section 2.8(b)(iii).
“Title Insurance Proforma” shall mean, with respect to each parcel of Transferred Real Property, the form of title insurance policy reasonably satisfactory to Purchaser to be issued by a nationally recognized title insurance company (reasonably acceptable to Purchaser) written as of the Closing Date.
“Title Insurance Policy” has the meaning set forth in Section 6.2(l).
“Transaction” means, collectively, the Membership Interest Sale and the Asset Sale.
“Transaction Agreements” means the Seller Transaction Agreements and the Purchaser Transaction Agreements.
“Transaction Expenses” means an amount in cash equal to, as of immediately prior to the Closing, the sum of (i) the outstanding fees and expenses of Sellers’ and the Companies’ (under the control of Seller Parent) counsel and accountants incurred by Sellers and the Companies (under the control of Seller Parent) in connection with the transactions contemplated by this Agreement and the Transaction Agreements, (ii) all other outstanding fees and expenses (including, without limitation, the investment banking fees referred to in Section 3.18) incurred by Sellers and the Companies (under the control of Seller Parent) in connection with the transactions contemplated by this Agreement and the Transaction Agreements, and (iii) with respect to any employee, consultant, director, officer or advisor of the Companies (under the control of Seller Parent), any transaction bonuses, including 50% of the Stay Bonuses paid by the Companies to the drivers and fuelers set forth on Schedule 1.1(g), change of control payments, severance payments or other similar payments payable as a result of the Transaction, other than the remaining 50% of such Stay Bonuses to such Persons and Stay Bonuses for all other Continuing Employees, which are for the Purchaser to bear. For the avoidance of doubt, no amounts which Purchaser is obligated to pay or bear pursuant to Section 9.9(b) shall be included in Transaction Expenses.
“Transfer Taxes” has the meaning set forth in Section 9.9(b).
“Transferred Assets” has the meaning set forth in Section 2.1(b).
“Transferred Real Property” has the meaning set forth in Section 2.1(b)(i).
“Transition License Agreement” has the meaning set forth in Section 5.16.
“Transition Services Agreement” has the meaning set forth in Section 5.17.
“Year 1 Earnout Amount” has the meaning set forth in Section 2.8(b)(i).
“Year 1 Earnout Ratio” has the meaning set forth in Section 2.8(b)(i).

“Year 2 Earnout Amount” has the meaning set forth in Section 2.8(b)(ii).
“Year 2 Earnout Ratio” has the meaning set forth in Section 2.8(b)(ii).
“Underground Storage Tank Indemnification Fund” means the program to reimburse eligible participants for certain expenses incurred, pursuant to the Pennsylvania Storage Tank and Spill Prevention Act (Act 32), as amended, and other similar reimbursement programs, if any, that may apply to the Transferred Real Property.
ARTICLE II
PURCHASE AND SALE OF COMPANY INTERESTS AND TRANSFERRED ASSETS
2.1    Purchase and Sale. On the terms and subject to the conditions set forth herein, at the Closing:
(a)    Seller Parent hereby agrees to sell and Purchaser hereby agrees to purchase all right, title and interest of Seller Parent in and to the Company Interests, subject to the retention of the Retained Company Assets, held or owned by Seller Parent as of the Closing (the “Membership Interest Sale”). For the avoidance of doubt, the Retained Company Assets include the Retained Working Capital and the Retained Company Property, which are those items of personal property described on Schedule 1.1(e). At the Closing, Seller Parent shall convey, transfer, assign and deliver to Purchaser the Company Interests except for the Retained Company Assets.
(b)    Coen Markets and Thomaston Land each hereby agree to sell and Purchaser hereby agrees to purchase, all right, title and interest of Coen Markets and Thomaston Land in and to the Transferred Assets (as defined below) owned by them as of the Closing (the “Asset Sale”). At the Closing, Coen Markets and Thomaston Land shall convey, transfer, assign and deliver to Purchaser the following assets used in connection with the Business (collectively, the “Transferred Assets”), free and clear of all Liens, other than Permitted Liens:
(i)    Each of Coen Markets’ and Thomaston Land’s right, title and interest in and to, the Real Property owned or leased to or by them described or listed on Schedule 2.1(b)(i) (the “Transferred Real Property”), together with all of the applicable right, title and interest owned by Coen Markets or Thomaston Land, respectively, in and to all land, buildings, fixtures, structures, improvements, racks, parking lots and all easements, rights-of-way and other rights and privileges appurtenant thereto;
(ii)    All tanks, computers, furniture, fixtures, vehicles and related equipment of Coen Markets listed on Schedule 2.1(b)(ii);
(iii)    All Permits held by Coen Markets and Thomaston Land required for the ownership, operation and use of the Transferred Assets and listed in Section 3.14 of the Disclosure Schedule;
(iv)    All of Coen Markets’ and Thomaston Land’s right, title and interest, of any kind and nature whatsoever, solely as it relates to the Transferred Real Property, in and to any and all pending, current and/or future claims arising under the Underground Storage Tank Indemnification Fund, including, without limitation, any claims related to corrective actions and/or third party liability;
(v)    The current records and documentation of Seller Parent, Coen Markets and Thomaston Land, as applicable, solely relating to those items described in Section 2.1(b)(i)-(iv) above.
Notwithstanding anything to the contrary herein, Sellers (i) shall not sell any right, title and interest to, and Purchaser shall not have any right, title or interest to the Retained Company Assets and (ii) shall not contribute, convey, assign, or transfer to Purchaser, and Purchaser shall not acquire or have any rights to acquire, any assets or liabilities of Seller Parent, Coen Markets or Thomaston Land except for the Transferred Assets and the Assumed Liabilities.
2.2    Excluded Assets. In connection with the Asset Sale and notwithstanding the foregoing, any and all items not specifically set forth in Section 2.1(b) (and the schedules referred to therein) will not be included in the Transferred Assets. In connection with the Membership Interest Sale, the Retained Company Assets will not be included in the sale of the Company Interests to Purchaser.
2.3    Assumed Liabilities. Subject to the terms and conditions of this Agreement, Purchaser shall assume and agrees to pay, perform and discharge the following Liabilities (the “Assumed Liabilities”) and no other Liabilities:
(a)    With respect to the Asset Sale, all Liabilities of Coen Markets and Thomaston Land set forth on Schedule 2.3(a), including those Liabilities, solely as it relates to the Transferred Assets, arising under or relating to Environmental Laws or Hazardous Materials without regard to whether the related facts, circumstances or conditions existed or occurred or exist or occur before, as of or after the Closing Date.
(b)    With respect to the Membership Interest Sale, all Liabilities of the Companies as it relates to the Company Interests, excluding any Liabilities of the Companies as it relates to the Retained Company Assets, but including those Liabilities of the Companies, exclusive of the Retained Company Assets, arising under or relating to Environmental Laws or Hazardous Materials without regard to whether the related facts, circumstances or conditions existed or occurred or exist or occur before, as of or after the Closing Date.
2.4    Excluded Liabilities. Notwithstanding the provisions of Section 2.3 or any other provision in this Agreement to the contrary, Purchaser shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller Parent, Coen Markets or Thomaston Land of any kind or nature whatsoever other than the applicable Assumed Liabilities (the “Excluded Liabilities”). For the avoidance of doubt, the following shall be Excluded Liabilities:
(a)    Company Debt, Transaction Expenses, any expenses included in the definition of Retained Working Capital and any Liabilities relating to the Retained Company Property; and

(b)    Any Liabilities arising from claims, whether in contract, tort or otherwise, asserted or brought by any prior or purported owner of the Companies or the Transferred Assets arising out of any act or omission of the Founders or the Companies with respect to the acquisition of ownership interests in the Companies, the Companies’ predecessors or the Transferred Assets.
(c)    Any and all Liabilities or Damages associated with the Joseph Action,
Without limiting the foregoing, Sellers shall be and remain solely liable for the Excluded Liabilities
2.5    Closing Actions.
(a)    In accordance with Section 2.5(e), Purchaser shall make the following payments:
(i)    to Sellers, an amount equal to the Purchase Price minus the Indemnity Escrow Amount;
(ii)    to People’s United Bank, National Association, as escrow agent of the parties hereto (the “Escrow Agent”), an amount equal to the Indemnity Escrow Amount, to be held in escrow and invested by the Escrow Agent in accordance with the terms of an Escrow Agreement in a form reasonably acceptable to the parties hereto (the “Escrow Agreement”).
(b)    At the Closing, Seller Parent shall deliver to Purchaser all proper and necessary instruments for the conveyance of all of Seller Parent’s right, title and interest in, to and under all of the Company Interests, subject to the retention of the Retained Company Assets, held or owned by Seller Parent as of the Closing.
(c)    At the Closing, Seller Parent, Coen Markets and/or Thomaston Land, as applicable, shall deliver, or cause to be delivered, to Purchaser each of the following:
(i)    a bill of sale in the form attached hereto as Exhibit A (the “Bill of Sale”) duly executed by Coen Markets transferring the tangible Personal Property included in the Transferred Assets;
(ii)    with respect to each parcel of owned Real Property included in the Transferred Assets, a deed of special warranty in form and substance satisfactory to Purchaser (each, a “Deed”), duly executed and notarized by the applicable Seller;
(iii)    with respect to each Deed, real property transfer tax returns, duly executed and notarized by the applicable Seller;
(iv)    with respect to that certain Leased Real Property leased by Thomaston Land, an Assignment and Assumption of Lease in the form attached hereto as Exhibit B (each, an “Assignment and Assumption of Lease”), duly executed by Thomaston Land;
(v)    the Escrow Agreement, duly executed by Seller Parent;

(vi)    the Transition License Agreement, duly executed by Seller Parent;
(vii)    the Transition Services Agreement, duly executed by the relevant parties; and
(viii)    such other customary instruments of transfer (including motor vehicle registrations), assumption, filings or documents, in form and substance reasonably satisfactory to Purchaser, as may be required to give effect to this Agreement.
(d)    At the Closing, Purchaser shall deliver to Sellers each of the following:
(i)    the Assignment and Assumption of Lease, duly executed by Purchaser;
(ii)    the Escrow Agreement, duly executed by Purchaser;
(iii)    the Transition License Agreement, duly executed by Purchaser;
(iv)    the Transition Services Agreement, duly executed by Purchaser; and
(v)    such other customary instruments of transfer (including motor vehicle registrations), assumption, filings or documents, in form and substance reasonably satisfactory to Sellers, as may be required to give effect to this Agreement.
(e)    Mechanics of Payments. Assuming the satisfaction or waiver of all conditions to Closing set forth in Article VI hereof, cash payments pursuant to Section 2.5(a)(i) shall be made by wire transfer of immediately available funds on October 2, 2017 (unless the parties hereto agree otherwise), to the account or accounts designated by Sellers. Wire instructions for such account or accounts shall be provided by Sellers to Purchaser no later than three (3) Business Days prior to the Closing Date.
(f)    Petroleum Products Inventory Calculation and Adjustment.
(i)    On the Closing Date, the ownership of all of the Petroleum Products Inventory owned by Coen Energy, including any Petroleum Products Inventory on trucks as of the Closing Date, will be transferred to Purchaser.
(ii)    The parties hereto will agree as to the time and date for the gauging of the Petroleum Products Inventory and quality determination but in no event will such date and time be more than twenty-four hours prior to the Closing Date. Purchaser’s auditors, Ernst & Young LLP, will be allowed to observe the gauging. The volume of product, specifications of the product and Tank Bottoms and calculation of final Petroleum Products Inventory will be determined in accordance with the procedures set forth on Schedule 1.1(a).
(iii)    The Petroleum Products Inventory Value shall be subject to adjustment within five (5) Business Days following the Closing in accordance with the procedures set forth on Schedule 1.1(a).

2.6    Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Arnold & Porter Kaye Scholer LLP at 250 West 55th Street, New York, NY 10019, at 10:00 a.m. (local time) or by exchange of the required documents by facsimile or email on the date that is two (2) Business Days following the satisfaction or waiver of all conditions to Closing set forth in Article VI hereof (other than those that can only be satisfied at Closing), or at such other time and place as the parties may agree (the “Closing Date”) but subject in any event to Article VII. All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered. The effective date of the Closing shall be October 1, 2017 at 12:01 a.m.
2.7    Estimated Closing Statement; Final Closing Statement.
(a)    No later than three (3) Business Days prior to the Closing, Seller shall deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth its good faith estimate of the amounts to be paid by and to the parties hereunder at Closing including, without limitation, the Petroleum Products Inventory Value (subject to Section 2.5(f) hereunder), the Closing Fees (to the extent not paid to the proper parties other than the parties hereto) and the Capital Expenditures (the “Closing Amounts”). The Estimated Closing Statement shall quantify in reasonable detail and with reasonably detailed back-up data to support such estimates set forth in the Estimated Closing Statement and shall, at Purchaser’s request, be discussed by Sellers in good faith with Purchaser as promptly as practicable following receipt by Purchaser.
(b)    As promptly as possible, but in any event within thirty (30) days after the Closing Date, Purchaser will deliver to Seller Parent a statement (the “Final Closing Statement”) setting forth the final Closing Amounts (the “Final Closing Amounts”). The Final Closing Statement shall quantify in reasonable detail and with reasonably detailed back-up data to support such Final Closing Amounts. A sample Final Closing Statement is attached hereto as Exhibit C. For the avoidance of doubt, the line items set forth on Exhibit C (which includes Annex I attached thereto) may be over or under inclusive and the numbers set forth therein are for illustrative purposes only, provided, however, the items and numbers set forth on Exhibit C (inclusive of Annex I) are intended to reflect the items and numbers known to the parties hereto as of the date hereof and the parties will in good faith agree on a Final Closing Statement as of the Closing Date in accordance with the procedures set forth in this Section 2.7 and the principles set forth on Exhibit C.
(c)    Seller Parent shall have thirty (30) days from the date Purchaser delivers the Final Closing Statement to Seller Parent (such period, the “Dispute Period”) to notify Purchaser in writing as to whether Seller Parent agrees or disagrees with the Final Closing Statement, which such notice shall identify in reasonable detail those items and amounts to which Seller Parent objects (such written notice, the “Dispute Notice”). During the Dispute Period, (i) Seller Parent and its representatives, including accountants, shall be permitted to review (during regular business hours and upon reasonable prior notice) the working papers of Purchaser and (where applicable) shall be given access to Purchaser’s accountants to the extent relating to the matters set forth in the Final Closing Statement and (ii) Purchaser shall cause the personnel of the Companies to cooperate with

Seller Parent in connection with its review of the Final Closing Statement, in each case as is reasonably requested by Seller Parent. If Seller Parent fails to deliver a Dispute Notice to Purchaser during the Dispute Period, the Final Closing Statement as prepared by Purchaser shall be deemed to have been correctly prepared, and Purchaser’s calculation of Final Closing Amounts shall be deemed to be final and correct and binding upon the parties hereto. If Seller Parent delivers a Dispute Notice to Purchaser with respect to some, but not all, of the amounts or items included in the Final Closing Statement during the Dispute Period, then Seller Parent shall be deemed to have agreed with Purchaser’s calculations of all amounts set forth in such Final Closing Statement that were not disputed in such duly and timely delivered Dispute Notice.
(d)    Resolution Period. If Seller Parent delivers a Dispute Notice to Purchaser during the Dispute Period, Seller Parent and Purchaser shall, for a period of ten (10) Business Days from the date the Dispute Notice is delivered to Purchaser (such period, the “Resolution Period”), negotiate in good faith and use commercially reasonable efforts to amicably resolve the items in dispute. Any items so resolved shall be deemed to be final and correct as so resolved and shall be binding upon each of the parties hereto.
(e)    Dispute Resolution.
(i)    If Seller Parent and Purchaser are unable in good faith to resolve all of the items in dispute during the Resolution Period, then, upon the expiration of the Resolution Period or such earlier date as Purchaser and Seller Parent mutually agree, either Purchaser and Seller Parent shall refer the items remaining in dispute in writing to an independent accounting firm (other than Purchaser’s or Sellers’ accounting firm) that the parties shall jointly select and engage (the “Arbiter”) and shall deliver to the Arbiter, at the time of such referral, the Final Closing Statement and the Dispute Notice. Purchaser and Seller Parent shall also furnish the Arbiter with such other information and documents as the Arbiter may reasonably request to resolve the items in dispute. Within ten (10) Business Days of the date the items in dispute are referred to the Arbiter, Seller Parent and Purchaser shall deliver to the Arbiter and each other a written notice (a “Position Statement”) describing in reasonable detail their respective positions on the items in dispute. If either the Purchaser or Seller Parent fail to timely deliver its Position Statement to the Arbiter, the Arbiter shall resolve the items in dispute solely upon the basis of the information otherwise provided to them. The Arbiter shall resolve all disputed items in a written determination to be delivered to Purchaser and Seller Parent within sixty (60) days after such matter is referred to them (such determination shall be the “Resolved Closing Statement”); provided, however, that any delay in delivering such determination shall not invalidate such determination or deprive the Arbiter of jurisdiction to resolve the items in dispute; provided, further, that in resolving any disputed item, the Arbiter shall adhere to the definitions contained in this Agreement and the practices and other principles referred to herein. In no event shall the Arbiter assign a value to any item on the Resolved Closing Statement that is greater than the highest or less than the lowest calculation thereof proposed by Purchaser in the Final Closing Statement and Seller Parent in the Dispute Notice. The decision of the Arbiter made in accordance with this Agreement as to the items in dispute shall be final and binding upon the parties hereto and shall not be subject to judicial review. If Seller Parents delivers a Dispute Notice, the fees, costs and expenses of the Arbiter shall be paid (i) by Seller Parent if the items covered thereby are resolved in favor of Purchaser or (ii) by Purchaser if the items covered thereby are resolved in favor of the Seller Parent. If the items referred to therein are resolved in part in favor of the Seller Parent and in part in favor of Purchaser, such fees, costs and expenses shall be shared by Seller Parent and Purchaser in proportion to the aggregate dollar amount of items resolved in favor of the Seller Parent compared to the aggregate dollar amount of items resolved in favor of Purchaser.
(ii)    Within five (5) Business Days after the final determination of the Final Closing Amounts (whether through failure of Seller Parent to timely deliver a Dispute Notice, agreement of Purchaser and Seller Parent, or determination of the Arbiter):
(A)    if (1) the sum of the Final Closing Amounts owed by Purchaser is greater than (2) the sum of Final Closing Amounts owed by Sellers, Purchaser shall pay Sellers such excess in immediately available funds via wire transfer within two (2) Business Days; and
(B)    if (1) the sum of the Final Closing Amounts owed by Purchaser is less than (2) the sum of the Final Closing Amounts owed by Sellers (the absolute value of the difference, the “Sellers Deficit Amount”), Seller Parent shall pay Purchaser the Sellers Deficit Amount in immediately available funds via wire transfer within two (2) Business Days.
2.8    Earnout. Purchaser shall pay to Sellers the additional cash consideration, if any, that becomes payable in accordance with the provisions of this Section 2.8. Such additional cash consideration of up to a maximum amount of $12 million (the “Maximum Earnout Amount”) will be based on formulas, set forth in Section 2.8(b) below, that compare Actual Gross Profit to Target Gross Profit over a three year period and will be paid so long as the ratio of the applicable Actual Gross Profit over the applicable Target Gross Profit is above 0.75 on the relevant Earnout Determination Date. If the ratio of the applicable Actual Gross Profit over the applicable Target Gross Profit is below 0.75 on the relevant Earnout Determination Date, Sellers will not be entitled to any additional cash consideration for the applicable period. In the event that the ratio of the applicable Actual Gross Profit over the applicable Target Gross Profit is above 1.25 on the relevant Earnout Determination Date, Sellers will not be entitled to any additional cash consideration, calculated on a cumulative basis over the course of the three-year period in which Earnout Amounts are paid, that is above the Maximum Earnout Amount.
(a)    Estimated Earnout Statement. No later than ten (10) Business Days following the first anniversary of the Closing Date, the second anniversary of the Closing Date and the third anniversary of the Closing Date (each, an “Earnout Determination Date”), Purchaser shall deliver to Sellers a written statement setting forth in reasonable detail its calculation, pursuant to Section 2.8(b), of the anticipated Earnout Amount. Such written statement shall be accompanied by supporting information and back-up calculations as the Purchaser in good faith believes to be reasonable and relevant for Sellers’ review of such written statement. No later than five (5) Business Days following receipt of a request by Sellers, the Purchaser shall provide Sellers with access to all documents, schedules or workpapers used in calculating any Earnout Amount and reasonable access to Purchaser or its Affiliates’ personnel that calculated any Earnout Amount.

(b)    Calculation of Earnout Amount. Subject to the adjustments set forth in this Agreement, and the other terms and conditions herein, and calculated in accordance with the Earnout Amount Calculation Methodology and Illustration set forth on Schedule 2.8(b), Purchaser and its Affiliates shall make earnout payments (each an “Earnout Amount”) to Sellers, if any, as set forth below. For purposes of the calculation of each Earnout Amount in this Section 2.8(b), the Closing Date shall mean the first of the month closest to the actual Closing Date (e.g., if the Transaction closes on October 10, 2017, then the Closing Date used in Section 2.8(b) shall be October 1, 2017).
(i)    If, on the first anniversary of the Closing Date, the ratio of (A) Actual Gross Profit for the period beginning on the Closing Date and ending the day before the first anniversary of the Closing Date over (B) $7.637 million (the “Year 1 Earnout Ratio”) is equal to a number that is 0.75 or greater, Purchaser shall pay Seller Parent an amount equal to (x) the Year 1 Earnout Ratio minus 0.75, multiplied by (y) $8 million (the “Year 1 Earnout Amount”); provided, that amounts payable pursuant to this Section 2.8(b)(i) will be capped at a Year 1 Earnout Amount of $2.0 million.
(ii)    If, on the second anniversary of the Closing Date, the ratio of (A) Actual Gross Profit for the period beginning on the first anniversary of the Closing Date and ending on the day before the second anniversary of the Closing Date over (B) $7.828 million (the “Year 2 Earnout Ratio”) is equal to a number that is 0.75 or greater, Purchaser shall pay Seller Parent an amount equal to (x) the Year 2 Earnout Ratio minus 0.75, multiplied by (y) $8 million (the “Year 2 Earnout Amount”); provided, that amounts payable pursuant to this Section 2.8(b)(ii) will be capped at a Year 2 Earnout Amount of $2.0 million.
(iii)    If, on the third anniversary of the Closing Date, the ratio of (A) the three-year cumulative Actual Gross Profit for the period beginning on the Closing Date and ending on the day before the third anniversary of the Closing Date over (B) $23.489 million (the “Three-Year Cumulative Earnout Ratio”) is equal to a number that is 0.75 or greater, Purchaser shall pay Seller Parent an amount (the “Cumulative Earnout Amount”) equal to (x) the Three-Year Cumulative Earnout Ratio, minus 0.75, multiplied by (y) $24 million, (z) minus the sum of the Year 1 Earnout Amount and the Year 2 Earnout Amount.
If the amount of (A) the Year 1 Earnout Amount plus (B) the Year 2 Earnout Amount is greater than the Cumulative Earnout Amount (the “Excess Earnout Amount”), then Sellers shall refund any such Excess Earnout Amount to Purchaser, provided, however, Sellers shall not be obligated to return any amounts to Purchaser pursuant to this clause in excess of 50% of the sum of the Year 1 Earnout Amount and the Year 2 Earnout Amount. Examples of the calculation of the Earnout Amount is set forth on Schedule 2.8(b) attached hereto and incorporated herein.
(c)    Payment of Earnout Amount. Any Earnout Amount due pursuant to Section 2.8(b), including the Excess Earnout Amount, shall be payable within thirty (30) calendar days of the applicable Earnout Determination Date to the applicable party in cash by wire transfer of immediately available funds, to the account or accounts designated by Sellers, in the event of a payment of an Earnout Amount, or by Purchaser, in the event of a payment of the Excess Earnout Amount.

(d)    Disputes. If Sellers disagree with the determination of the amount of any Earnout Amount paid by Purchaser pursuant to Section 2.8(b), Sellers shall notify Purchaser in writing of such disagreement within thirty (30) calendar days after each applicable Earnout Determination Date (the “Earnout Dispute Period”), which notice shall describe the nature of any such disagreement in reasonable detail (including the specific items involved and the dollar amount of each such disagreement) and provide reasonable supporting documentation, to the extent then available to Sellers, for each such disagreement (the “Seller Notice of Dispute”). If Sellers fail to deliver a Seller Notice of Dispute during the Earnout Dispute Period, Purchaser’s calculation of the applicable Earnout Amount shall be deemed to be final, correct and binding on the parties. If the parties do not reach agreement in resolving any and all such disputes described in a Seller Notice of Dispute within thirty (30) calendar days after the Seller Notice of Dispute is given by Sellers to Purchaser, the parties shall refer the items remaining in dispute in writing to the Arbiter to resolve any remaining disputes regarding such disputed Earnout Amount(s) described in a Seller Notice of Dispute. If the parties cannot agree on the selection of an independent accounting firm to act as Arbiter, the parties shall promptly request the American Arbitration Association to appoint such a firm, and such appointment shall be conclusive and binding on the parties. Promptly, but no later than twenty (20) calendar days after acceptance of its appointment as Arbiter, the Arbiter shall determine (it being understood that in making such determination, the Arbiter shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Purchaser and Sellers, each containing a computation of the Earnout Amount(s) in dispute (the final submission made by Purchaser and Sellers to the Arbiter being referred to herein as such party’s “Final Submission”), and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the disputes and the resulting computation of the Earnout Amount(s) in dispute. To the extent the Earnout Amount as so computed by the Arbiter exceeds the amount thereof previously paid by Purchaser to Sellers, such excess shall be paid by Purchaser to the Sellers within five (5) Business Days after delivery of the Arbiter’s written report, and to the extent the Earnout Amount as so computed by the Arbiter is less than the amount thereof previously paid by Purchaser to Sellers, such shortfall shall be paid by the Sellers to Purchaser within five (5) Business Days after delivery of the Arbiter’s written report. Such written report shall be conclusive and binding on the parties. All proceedings conducted by the Arbiter shall take place in New York, New York. In resolving any disputed item, the Arbiter (i) shall be bound by the provisions of this Section 2.8, and (ii) may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The fees, costs and expenses of the Arbiter shall be borne solely by the party whose calculation of Earnout Amount(s), as reflected in such party’s Final Submission, is furthest in amount, whether positive or negative, from the Earnout Amount(s) as determined by the Arbiter.
(e)    The Purchaser’s Right to Operate the Business. Sellers acknowledge and agree that from and after the Closing, except as expressly set forth in Sections 2.8(f) and Section 2.8(i) and as otherwise expressly provided to the contrary in this Agreement, (i) Purchaser has the right to operate the Business (and all components thereof) in any way that it deems appropriate in its sole discretion, (ii) Purchaser is under no obligation to operate the Business in a manner consistent with the manner in which the Sellers operated the Business prior to the Closing and (iii) Purchaser is under no obligation to continue to serve any existing client of the Business after the Closing (subject to any obligations in client Contracts assumed in connection with this Agreement or entered into (or amended) after the Closing); provided, however, that nothing contained in this Section 2.8(e) shall be deemed a waiver or disclaimer of any express or implied duty or covenant of good faith and fair dealing.
(f)    Assignment of Earnout Obligations; Acceleration of Payment.
(i)    Until the expiration of the period beginning on the Closing Date and ending on the day before the third anniversary of the Closing Date (the “Earnout Period”), Purchaser shall (A) require any purchaser in a Sales Event to assume the payment and other obligations of Purchaser under this Section 2.8 without releasing Purchaser from any obligation under this Agreement, and (B) not take any action or omit to take any action, or engage in any transaction or scheme (1) with the intent to minimize or decrease the amounts payable to Sellers or that would be payable to Sellers under this Section 2.8, or (2) to intentionally avoid or reduce the Purchaser’s obligations under this Section 2.8.
(ii)    In the event of a Sales Event and the Earnout obligations are not assumed by a purchaser in accordance with Section 2.8(f)(i)(A), the payment of any Earnout Amount will be accelerated. Such accelerated Earnout Amount will be calculated using the methodology described in Section 2.8(b), but modifying the approach of deriving the Earnout Ratio by taking the cumulative Actual Gross Profit from the Closing Date up to the date of the Sales Event, divided by the three year cumulative Target Gross Profit adjusted by the pro rata time elapsed from the Closing Date to the date of the Sales Event. This Earnout Ratio will be used to determine the Earnout Amount as if the Earnout Period were the full three years and Sellers will be paid such Earnout Amount less any Earnout Amount paid to Sellers up to the date of the Sales Event. By way of example, if the cumulative to date Actual Gross Profit is $20 million, and the Sales Event occurred on day 901 of the total 1096 days of the Earnout Period, then the Earnout Ratio would be $20 million / ($23.489 million times 900/1096) = 1.0369. This implies that the Earnout Amount would be $6.8854 million. Any final payment resulting from this acceleration would be $6.8854 million less any previously paid Earnout Amount paid up the date of the Sales Event. For the avoidance of doubt, the Maximum Earnout Amount to be paid in this acceleration scenario will remain $12 million and the Excess Earnout Amount provisions set forth in Section 2.8(b) will remain in effect.
(g)    Subsequent Acquisitions. During the Earnout Period, if Purchaser or its Affiliates acquires any Acquisition Entity, Purchaser will provide Seller Parent with a fee equal to the lesser of: (i) 1% of the acquisition price, or (ii) $250,000. For the purposes of this Section 2.8(g), an “Acquisition Entity” shall mean, as determined in good faith by Purchaser, any entity acquired by Purchaser or its Affiliates, the acquisition of which the Founders were integral in facilitating and/or the Founders provided information or assistance relative to such entity reasonably requested by Purchaser.
(h)    Actual Gross Profit of Subsequent Acquisitions. During the Earnout Period, if Purchaser or its Affiliates acquires a business that has Energy Sector Customers, the ongoing calculation of Actual Gross Profit will be adjusted for purposes of the Earnout Amount from the closing of such acquisition based on the following principles: (i) for Energy Sector Customers that the Companies and the acquired business have in common, Actual Gross Profit attributable to such common Energy Sector Customers shall be proportionate to the Companies’ Actual Gross Profit for the most recent twelve months at the time of the Closing of any such acquisition, as compared to the combined gross profit of the Companies and the acquired business derived from such common Energy Sector Customer for the same period and (ii) for new Energy Sector Customers obtained following the closing of such acquisition, the Companies’ Actual Gross Profit shall be 50% of the Actual Gross Profit attributable to such new Energy Sector Customers.
(i)    Standards Used in Operating the Energy Sector Business. During the Earnout Period, Purchaser shall cause the Energy Sector Business to be operated and managed in a manner consistent with reasonable business practices and in accordance with the following principles:
(i)    Purchaser will act in good faith, consistent with reasonable business practices, during the Earnout Period and will not undertake any actions during the Earnout Period if a purpose of any of such actions is to impede the ability of Sellers to earn the Earnout Amount.
(ii)    For purposes of the calculation of the Earnout Amount, the performance of the Energy Sector Business shall be measured on a stand-alone basis.
(iii)    Purchaser will use commercially reasonable efforts to promote, support and continue the operations of the Energy Sector Business.
(iv)    The Companies will maintain sufficient staff during the Earnout Period, in its reasonable good faith judgment, in an effort to assure (a) maintenance of the Energy Sector Business (including any Acquisition Entity contributed to the Companies pursuant to Section 2.8(g)) of accounting, tax, legal, human resources and information technology services at a level at least comparable to the pre-closing level and (b) appropriate flows of reasonable and necessary information between the Companies (e.g., financial and other information related to the operation of the Energy Sector Business).
(v)    Purchaser shall not (and shall cause each of its Subsidiaries to not) actively promote any business that competes with the Energy Sector Business.
(vi)    Purchaser shall not start (and shall prohibit its Subsidiaries from starting) any business that competes with the Energy Sector Business other than through the Companies.
(vii)    Purchaser shall not take any actions or pursue any strategies or tactics that are principally intended in whole or in part to limit the Earnout Amount during the Earnout Period; provided, however, all funding requests for growth or expansion capital or otherwise shall be processed by Purchaser in accordance with its standard practices for such requests.
(j)    Treatment of Payments under Earnout. Any payment made pursuant to this Section 2.8 shall be treated as an adjustment to the Purchase Price for Tax purposes.

(k)    Nature of Earnout Payments. Sellers acknowledge and agree that (i) any Earnout Payment is speculative and subject to numerous factors outside the control of Purchaser and its Affiliates, (ii) there is no assurance that Sellers will receive any Earnout Payments, (iii) Purchaser has not promised or projected any Earnout Payments, and (iv) Purchaser does not and will not owe Sellers any fiduciary or similar duty in respect of this Section 2.8.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS
Except as set forth on the Disclosure Schedule, Sellers, jointly and severally, represent and warrant to Purchaser as follows:
3.1    Organization of Seller; Authority and Binding Effect. Sellers are each duly organized, validly existing and in good standing under the laws of the jurisdiction in which each is organized, and have all requisite corporate and limited liability company power and authority, as applicable, to enter into this Agreement and the agreements contemplated by this Agreement to be entered into by each at Closing (collectively, “Seller Transaction Agreements”) and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Sellers of this Agreement and the other Seller Transaction Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate or limited liability company action, as applicable, on the part of Sellers. This Agreement has been duly executed and delivered by Sellers (assuming due authorization, execution and delivery by the other Persons party hereto) and constitutes a valid and binding obligation of Sellers, enforceable against each in accordance with its terms except as such enforceability may be limited by (a) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, or (b) applicable equity principles (whether considered in a proceeding at law or in equity). At or prior to the Closing, each Seller Transaction Agreement (assuming due authorization, execution and delivery by the other Persons party hereto) will be duly executed and delivered by Sellers, to the extent applicable, and will constitute a valid and binding obligation of such party enforceable against them in accordance with its terms except as such enforceability may be limited by (a) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, or (b) applicable equity principles (whether considered in a proceeding at law or in equity).
3.2    Organization of the Companies. Each of the Companies is duly organized, validly existing and in good standing under the laws of the jurisdiction in which each is organized, and each of the Companies has the limited liability company power and authority to own, lease and operate its properties and to conduct the Business as presently conducted. Each of the Companies is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to obtain such qualification or license would not, individually or in the aggregate, have a Material Adverse Effect.
3.3    Capitalization. Seller Parent owns all of the Company Interests free and clear of any Liens other than Liens set forth in Section 3.3 of the Disclosure Schedule. Upon consummation of the transactions contemplated by this Agreement, Purchaser shall own all of the Company

Interests, free and clear of all Liens, adverse claims, proxies and Sellers’ agreements, other than those created by Purchaser. The Company Interests have been duly authorized, legally and validly issued and are fully paid and non-assessable. None of the Company Interests have been issued or disposed of in violation of any preemptive rights or rights of first refusal. Except for the Company Interests, there are no other equity securities of either of the Companies issued, reserved for issuance or outstanding and no outstanding options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), equity appreciation rights, calls or commitments of any character whatsoever to which either of the Companies are a party or are bound requiring the issuance or sale of any security interest in either of the Companies.
3.4    Subsidiaries. Except as set forth in Section 3.4 of the Disclosure Schedule, the Companies do not own of record or beneficially any equity ownership interest in any other Person, nor are they a partner or member of any partnership, limited liability company or joint venture.
3.5    No Violation; Consents and Approvals. Except as set forth in Section 3.5 of the Disclosure Schedule, the execution and delivery by Sellers of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, (a) conflict with, or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) any provision of the organizational documents of any of the Sellers or of either of the Companies (ii) any judgment, order, injunction or decree (an “Order”) applicable to Sellers, either of the Companies or their respective properties or assets, or (iii) any statute, law, ordinance, rule or regulation in any relevant jurisdiction (“Applicable Law”) applicable to Sellers, either of the Companies or their respective properties or assets or (b) give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien upon the Transferred Assets or the Company Interests under, any Material Contract to which any of the Sellers are a party as of the date hereof. Except as set forth in Section 3.5 of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with (“Governmental Approval”), any court, administrative agency, regulatory body, bureau, or commission or other governmental entity, authority or instrumentality, domestic or foreign (“Governmental Authority”), is required to be obtained or made by or with respect to the Companies or with respect to the Transferred Assets in order to consummate the transactions contemplated hereby that, if not obtained or made, individually or in the aggregate, would be material.
3.6    Financial Reports. Purchaser has heretofore received copies of  (a) the internal financial reports of the Companies for the years ended December 31, 2014, 2015 and 2016, (b) the internal financial reports of the Companies for the seven (7) months ended July 31, 2017, and (c) page 52 of the Sellers’ Management Presentation, dated as of April 2017, made by Sellers to Purchaser (collectively, the “Financial Reports”). The Financial Reports are set forth in Section 3.6 of the Disclosure Schedule and have been prepared from the books and records of the Companies, respectively, and fairly present the operating results of the Business (inclusive of the Companies and the Transferred Assets) as of the dates they were prepared for the periods indicated. For the avoidance of doubt, the Financial Reports have not been prepared in accordance with GAAP.

3.7    Personal Property.
(a)    Except for the Retained Company Assets and except as set forth in Section 3.7(a) of the Disclosure Schedule or as would not be material, (i) the Companies have good and valid title to all items of personal property, and (ii) Coen Markets has good and valid title to all items of personal property in the Transferred Assets, whether tangible or intangible, owned by it, and has valid and enforceable rights to use all tangible items of personal property leased by or licensed to it (collectively, the “Personal Property”), in each case, free and clear of all Liens, other than Permitted Liens.
(b)    Except for the Retained Company Assets and except as set forth in Section 3.7(b) of the Disclosure Schedule, all Personal Property necessary for the operation or conduct of the Business and all Personal Property in the Transferred Assets is, in the aggregate, in adequate operating condition and repair, normal wear and tear excepted, other than machinery and equipment under repair or out of service, in the ordinary course of business.
3.8    Real Property.
(a)    As used in this Agreement, the term “Real Property” means the Transferred Real Property owned by Coen Markets and Thomaston Land, and any real property leased to the Companies in connection with its operation of the Business. None of the Companies own any Real Property. Each of Coen Markets and Thomaston Land have fee simple title to the Real Property owned by them, free and clear of all Liens, except for Permitted Liens. With respect to owned Real Property, Coen Markets and Thomaston Land have delivered or made available or delivered to Purchaser copies of the recorded deeds and any other recorded instruments by which they acquired such Real Property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of Coen Markets or Thomaston Land and relating to the Real Property owned by either of them.
(b)    Section 3.8(b) of the Disclosure Schedule lists each lease (“Leases”) with respect to any Real Property leased to the Companies, and, as applicable, to or by Coen Markets and Thomaston Land (the “Leased Real Property”). The Companies, Coen Markets and Thomaston Land, as applicable, have valid leasehold interests (together with all rights, title and interest in and to leasehold improvements owned by the Companies, Coen Markets or Thomas Land, as applicable, relating thereto) in all Leased Real Property leased to or by them, in each case, free and clear of all Liens, except for Permitted Liens. With respect to Real Property, Sellers have made available or delivered to Purchaser complete and correct copies of any Leases affecting the Real Property. Except as set forth in Section 3.8(b) of the Disclosure Schedule, none of the Companies, Coen Markets or Thomaston Land has leased or subleased, as applicable, any parcel or any portion of any parcel of Real Property to any other Person. None of the Companies, Coen Markets, Thomaston Land, or to Sellers’ Knowledge, any other party is in default under the Leases, and Seller has received no notice of defaults (whether or not subsequently cured) by the Companies, Coen Markets, Thomaston Land or, to Sellers’ Knowledge, any other party thereunder. No Person other than the Companies has a right to acquire the Companies’ leasehold interests in the Leased Real Property. To Sellers’ Knowledge, no Person other than the Companies’ counterparty to each Lease has a right to acquire such counterparties’ leasehold interests in the Leased Real Property.

(c)    The Companies, Coen Markets and Thomaston Land, as applicable, are in peaceful and undisturbed possession of each parcel of applicable Real Property and, to Sellers’ Knowledge, there are no contractual or legal restrictions that preclude or restrict the ability to use the Real Property for the purposes for which it is currently being used, subject to any Applicable Law. All buildings, fixtures and other improvements located on the Real Property are in good operating condition and repair, ordinary wear and tear excepted. None of the Companies, Coen Markets or Thomaston Land has received notice of any pending condemnation proceedings or eminent domain proceedings of any kind or, to Sellers’ Knowledge, any condemnation proceedings or eminent domain proceedings of any kind threatened with respect to the Real Property owned by or leased to or by any of the Companies, Coen Markets or Thomaston Land, as applicable. To Sellers’ Knowledge, certificates of occupancy are in full force and effect for the Real Property, and none of the Companies, Coen Markets or Thomaston Land has received notice that the uses thereof being made by the Companies, Coen Markets or Thomaston Land violate any applicable zoning, subdivision, land use, or other Applicable Laws.
3.9    Intellectual Property.
(a)    The Companies do not own any registered, nor have they applied to register, any Intellectual Property in each case, which are material to the operation of the Business.
(b)    As used in this Section 3.9(b), “Third Party Intellectual Property” means all Intellectual Property owned by a third party. There is no claim pending or to Sellers’ Knowledge, threatened, alleging that either of the Companies is misappropriating or infringing any Third Party Intellectual Property.
(c)    Section 3.9(c) of the Disclosure Schedule sets forth a true and correct list of all Intellectual Property (including Information Technology) used in connection with or necessary for the conduct of the Business and identifies whether such Intellectual Property is owned or licensed and, if licensed, the name of the licensor.  To Sellers’ Knowledge, the Companies have all sufficient and necessary rights to use all materials Intellectual Property (including Information Technology) in connection with the Business.
(d)    The representations and warranties in this Section 3.9 are the sole and exclusive representations and warranties with respect to Intellectual Property and Information Technology matters.
3.10    Litigation. Except as set forth in Section 3.10 of the Disclosure Schedule, and except for ordinary course customer complaints, there are no claims, actions, suits or proceedings pending, or to Sellers’ Knowledge, investigations pending or claims, actions, suits, proceedings or investigations threatened in writing against the Companies, their respective assets or the Transferred Assets, at law or in equity, by or before any Governmental Authority, or by or on behalf of any third party. Except as set forth in Section 3.10 of the Disclosure Schedule, since January 1, 2014, neither of the Companies has, received any notice in writing that it or any of its assets, is subject to any decree, order or judgment, and neither of Coen Markets or Thomaston Land has received any notice in writing that any of the Transferred Assets are subject to any decree, order or judgment.

3.11    Employee Benefit Plans.
(a)    For purposes of this Agreement, the term “Plans” means (i) all employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder (collectively, “ERISA”); and (ii) all other pension, retirement, group insurance, severance pay, deferred compensation, excess or supplemental benefit, vacation, stock, stock option, equity-based compensation, phantom stock, fringe benefit and incentive plans, programs, or arrangements which pertain to any employee, director or officer of the Companies and to which either of the Companies is a sponsor or a party, by which either of the Companies is bound or to which either of the Companies contributes. All Plans that are sponsored by either of the Companies are hereinafter referred to as “Company Plans.” All Plans that are sponsored by Sellers or their Affiliates (other than the Companies) are hereinafter referred to as “Seller Plans.” All Company Plans and all applicable Seller Plans are listed in Section 3.11(a) of the Disclosure Schedule.
(b)    Seller Parent has made available or delivered to Purchaser accurate, current and complete copies of each of the following, if and as applicable,: (i) where a Plan has been reduced to writing, the plan document together with all amendments; (ii) where a Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts and administration agreements for each Company Plan; (iv) copies of any summary plan descriptions for each Company Plan and (v) in the case of any Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service.
(c)    Each Company Plan has, since January 1, 2014, been and is in compliance in all material respects with its terms and with ERISA and other Applicable Laws. There are no actions, suits, or claims (other than routine, non-contested claims for benefits) pending, or, to Sellers’ Knowledge, threatened, against the Company Plans.
(d)    All amounts owed by either of the Companies, including any required contributions, if any, under the terms of any Plan have been or will be paid in full.
(e)    Neither of the Companies maintains, contributes to, or sponsors any pension plan (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA.
3.12    Taxes. Except as set forth in Section 3.12 of the Disclosure Schedule:
(a)    Since their date of organization, each of the Companies has been a disregarded entity for income tax purposes.
(b)    Sellers or the Companies, as applicable, have timely filed (after giving effect to applicable extensions) with the appropriate taxing authorities all Tax Returns required to be filed pursuant to the laws of any Governmental Authority with taxing power over the Companies or their respective assets or Businesses, on or prior to the Closing Date, and such Tax Returns were correct and complete in all material respects when filed;

(c)    Sellers or the Companies, as applicable, have timely paid all Taxes of the Companies whether or not shown to be due on such Tax Returns;
(d)    No waivers of statutes of limitation have been given by Sellers or the Companies, as applicable, in connection with any material Tax Returns filed by Sellers or the Companies, as applicable;
(e)    All Taxes with respect to the Transferred Assets have been paid;
(f)    There are no Liens, other than Permitted Liens, with respect to Taxes upon any assets of the Companies or upon any of the Transferred Assets;
(g)    All Taxes that Sellers, with respect to the Companies, or the Companies, as applicable, have been obligated to withhold from amounts paid or owed to any Governmental Authority, employee, independent contractor, creditor, Seller Parent or other third party have been withheld and timely paid;
(h)    Neither the Sellers nor the Companies have received any written notice of deficiency or assessment, and there is no written proposed deficiency or assessment, from any federal, state, local or other taxing authority with respect to any material tax liability for which the Sellers with respect to the Transferred Assets or either of the Companies may be liable; and
(i)    Notwithstanding anything to the contrary in this Agreement, the Companies make no representations or warranties in respect of the existence, amount or usability of the Tax attributes of the respective company for Tax periods (or portions thereof) beginning on or after the Closing Date, including, without limitation, net operating losses, capital loss carry forwards, foreign tax credit carry forwards, asset bases, research and development credits and depreciation periods.
3.13    Contracts and Commitments. Section 3.13 of the Disclosure Schedule sets forth a list of all of the following agreements, contracts and commitments (each, a “Contract”) to which either of the Companies are a party or by which either of the Companies or their respective assets or the Transferred Assets, to the extent applicable, are bound and, in each case, where there are still remaining obligations on the part of any party thereto (each, a “Material Contract”):
(a)    employment agreements or severance agreements or employee termination arrangements, in any such case, with respect to the senior executive officers of the Companies and employees, that are not terminable at will by the respective company;
(b)    any change of control agreements with employees of either of the Companies;
(c)    all Contracts that require the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;
(d)    all Contracts outside the ordinary course of business that provide for the indemnification by the Company of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(e)    Contracts containing any covenant materially limiting the ability of the either of the Companies to engage in any material line of business or to compete with any business or Person (excluding in each case confidentiality agreements entered into between either of the Companies and prospective purchasers of the Business);
(f)    Contracts (other than Plans) with (i) Seller Parent, its Affiliates, or their unitholders, (ii) either of the Companies, or (iii) any officer, director or employee of Seller Parent, its Affiliates or either of the Companies, that are not terminable at will, or that cannot be terminated without material penalty;
(g)    Contracts under which either of the Companies has borrowed or loaned money, or any note, bond, indenture, mortgage, installment obligation or other evidence of indebtedness for borrowed or loaned money or any guarantee of such indebtedness, in each case, relating to amounts in excess of $150,000;
(h)    (i) Leases and (ii) personal property leased to or from either of the Companies (and to or from Coen Markets and Thomaston Land, as it relates solely to the Transferred Assets) for amounts in excess of $15,000 over any twelve-month period;
(i)    guaranties of the Companies involving underlying obligations;
(j)    Contracts relating to capital expenditures with respect to the Companies and involving future payments which exceed $10,000;
(k)    all Contracts with any Governmental Authority to which either Company is a party;
(l)    Contracts entered into since January 1, 2014 relating to the acquisition or disposition of material assets (other than in the ordinary course of business) or a material portion of the capital stock of any business enterprise;
(m)    Contracts with a Material Customer or Material Supplier;
(n)    Contracts contributing to the Companies’ or the Business’s revenue, which are not being transferred as part of the Transaction;
(o)    Contracts (other than those covered by clause (a) through (n) above) pursuant to which either of the Companies will receive or pay in excess of $100,000 over any twelve-month period.
Seller Parent, Coen Markets and Thomaston Land, to the extent applicable, have made available or delivered to Purchaser a copy of each written Material Contract. Each Material Contract is in full force and effect, and is valid and enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or the availability of equitable remedies. As of the date hereof, with respect to all Material Contracts, none of the Companies, Coen Markets, Thomaston Land or, to Sellers’ Knowledge, any other party to any such contract is in material breach thereof or material default thereunder and, to Sellers’

Knowledge, there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a material breach or material default, except for such breaches, defaults and events as to which requisite waivers or consents have been obtained.
3.14    Compliance with Laws. Except as set forth in Section 3.14 of the Disclosure Schedule, the Companies and, as it relates solely to the Transferred Assets, Coen Markets and Thomaston Land, have been, since January 1, 2014, and are in compliance in all material respects with all Applicable Laws and all Orders of, and agreements with, any Governmental Authority applicable to them or the Business. Except as set forth in Section 3.14 of the Disclosure Schedule, the Companies have all permits, certificates, licenses, approvals and other authorizations (“Permits”) required under Applicable Law or necessary in connection with the conduct of the Business as currently conducted, except where the failure to have any such Permits, individually or in the aggregate, would not be material.
3.15    Labor Matters.
(a)    Except as set forth in Section 3.15(a) of the Disclosure Schedule, there are no actions, grievances, investigations, suits, claims, charges or administrative matters pending, or, to Sellers’ Knowledge, threatened against either of the Companies by or before a Governmental Authority relating to any employee, leased employee or employment issue.
(b)    Neither of the Companies is party to or bound by any collective bargaining agreement. There is no labor dispute, grievance or unfair labor practice charge, or, to Sellers’ Knowledge, union organizational activity pending with respect to either of the Companies, nor, to Sellers’ Knowledge, is any material labor dispute, grievance or unfair labor practice charge threatened against either of the Companies.
(c)    Except as set forth in Section 3.15(c) of the Disclosure Schedule, the Companies have, since January 1, 2014, been and are in compliance in all material respects with all Applicable Laws relating to labor, labor relations, employment, employment practices, terms, conditions and classifications of employment, employee safety and health, immigration status and wages and hours, and in each case with respect to employees, leased employees and independent contractors (i) are not liable in for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing (other than any arrearages in wages for the current payment cycle for employees), and (ii) are not liable for any past due payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Current Employees.
(d)    Section 3.15(d) of the Disclosure Schedules sets forth, as of a date no earlier than five (5) Business Days prior to the date hereof, with respect to any individual who is employed or engaged by either of the Companies as an employee or leased employee (individually, a “Current Employee” and collectively, the “Current Employees”), such individual’s (i) name, (ii) employer, (iii) location, (iv) title, (v) date of hire, (vi) active or inactive status (including type of leave, if any), (vii) employment status (i.e., full-time, part-time or temporary), (viii) current annual base salary or hourly wage compensation, (ix) any bonuses or other commission, targets or rates for the current calendar year and (x) days of accrued but unpaid vacation and sick leave.
(e)    Except as set forth on Section 3.15(e) of the Disclosure Schedules: (i) no Current Employee will receive additional vested employment rights or acquired rights (including the additional protection of existing employment terms and conditions) by virtue of the Transactions, and (ii) the employment of each Current Employee is terminable at will, except where prohibited by law, and the employment of each such Current Employee can be terminated at any time for any lawful reason without any amounts being owed to such individual other than with respect to wages and benefits accrued before the termination.
(f)    Except as set forth on Section 3.15(f) of the Disclosure Schedules, to Sellers’ Knowledge, no Current Employee (i) has provided written notice of an intention to terminate his or her employment with either of the Companies and (ii) is a party to or bound by any confidentiality agreement, noncompetition agreement or similar Contract (with any other Person) that would reasonable be expected to have a Material Adverse Effect on (A) the performance by such Current Employee of any of his or her duties or responsibilities as an employee of either of the Companies, or (B) the Business or operations of either of the Companies.
(g)    To Sellers’ Knowledge, no Current Employee is in violation of any material term of any employment agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such Current Employee to be employed by either of the Companies because of the nature of the business conducted by the Companies or proposed to be conducted by the Companies or to the use of trade secrets or proprietary information of others.
3.16    Environmental Matters. The representations and warranties in this Section 3.16 are the sole and exclusive representations and warranties with respect to Environmental Laws.
(a)     Except as set forth in Section 3.16(a) of the Disclosure Schedule, (i) none of the Companies or, as it relates solely to the Transferred Assets, Coen Markets or Thomaston Land has received any notice in writing alleging any material violation of or any material liability or obligation pursuant to Environmental Laws, which alleged violation, liability or obligation remains unresolved, (ii) the Companies and, as it relates solely to the Transferred Assets, Coen Markets and Thomaston Land are, and since January 1, 2014 have been, in compliance in all material respects with Environmental Laws, (iii) the Companies and, as it relates solely to the Transferred Assets, Coen Markets and Thomaston Land, as applicable, have obtained or applied for and are and, since January 1, 2014 have been, in compliance in all material respects with all material governmental permits, licenses, consents, registrations and authorizations required under Environment Laws for the operation of the Business and the Transferred Assets. Sellers have made available or delivered to Purchaser copies of all material governmental permits, licenses, consents, registrations and authorizations required under Environmental Laws for the operation of the Business and the Transferred Assets.
(b)    Except as set forth in Section 3.16(b) of the Disclosure Schedule, none of the Companies or, as it relates solely to the Transferred Assets, Coen Markets or Thomaston Land

is subject to any Order, settlement agreement or consent agreement pursuant to Environmental Laws under which there are any remaining obligations or liabilities.
(c)    Except as set forth in Section 3.16(c) of the Disclosure Schedule, there are no pending or, to Sellers’ Knowledge, threatened claims or any Liens, in each case pursuant to Environmental Laws and with respect to or affecting any of the Transferred Assets, either of the Companies or, as it relates solely to the Transferred Assets, Coen Markets or Thomaston Land.
(d)    Except as set forth in Section 3.16(d) of the Disclosure Schedule, none of the Companies or, as it relates solely to the Transferred Assets, Coen Markets or Thomaston Land has, since January 1, 2014, disposed of or arranged for disposal of Hazardous Materials at any property listed or proposed for listing on the National Priorities List or any analogous state list of contaminated properties.
(e)    Except as set forth in Section 3.16(e) of the Disclosure Schedule, to Sellers’ Knowledge, none of the Real Property contains any (i) underground storage tanks or (ii) Hazardous Materials landfills, surface impoundments, or disposal areas.
(f)    Sellers have made available or delivered to Purchaser copies of all material environmental reports, studies, analyses, or tests conducted by or on behalf of or that are within the custody or control of Sellers or any of their Affiliates with respect to the environmental condition of the Real Property and compliance with Environmental Laws by the Companies and, as it relates solely to the Transferred Assets, Coen Markets and Thomaston Land.
3.17    Customers and Suppliers.
(a)    Customers. Section 3.17(a) of the Disclosure Schedule sets forth customers from whom the Companies, taken as a whole, have received revenues in the aggregate of $100,000 during the twelve-month period ended December 31, 2016 (each, a “Material Customer”). Except as set forth in Section 3.17(a) of the Disclosure Schedule, no such customer has notified either of the Companies in writing that it has cancelled, or intends to cancel, its relationship with either of the Companies.
(b)    Suppliers. Section 3.17(b) of the Disclosure Schedule sets forth the suppliers to whom the Companies, taken as a whole, incurred expenses in the aggregate of $100,000 during the twelve-month period ended December 31, 2016 (each, a “Material Supplier”). Except as set forth in Section 3.17(b) of the Disclosure Schedule, no such supplier has notified either of the Companies or Seller Parent in writing that it has cancelled, or intends to cancel, its relationship with either of the Companies.
3.18    Brokers. No broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the transactions contemplated hereby by reason of any action taken by Sellers or the Companies, or any of their respective Representatives, except for Delancey Street Partners, LLC, the fees and expenses of which shall be treated hereunder as a Transaction Expense.

3.19    Affiliate Transactions. Except as set forth in Section 3.19 of the Disclosure Schedule, no unitholder, officer or director of Seller Parent or either of the Companies is a party to any transaction with either of the Companies other than transactions in the ordinary course of business consistent with past practice between any such Person and the applicable Company relating to such Person’s employment.
3.20    Undisclosed Liabilities; Payables; Receivables.
(a)    Except as set forth in Section 3.20(a) of the Disclosure Schedule, there is no liability, debt or obligation of or claim against either of the Companies of a type which is required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (a) reflected or reserved for in the Financial Reports, (b) that have arisen since May 31, 2017, in the ordinary course of the operation of the Business, (c) which would not reasonably be expected to have a Material Adverse Effect, (d) relating to matters disclosed on the Disclosure Schedule, or (e) incurred in connection with the transactions contemplated by this Agreement.
(b)    Section 3.20(b) of the Disclosure Schedules sets forth, as of the date hereof and, when available, a date that is three (3) Business Days prior to the Closing, a complete and accurate list of all accounts payable of the Companies and the aging thereof.
(c)    Section 3.20(c) of the Disclosure Schedules, as of the date hereof and, when available, a date that is three (3) Business Days prior to the Closing, sets forth a complete and accurate list of the Accounts Receivable, showing the aging thereof.
3.21    Insurance. Section 3.21 of the Disclosure Schedule contains a description of each insurance policy maintained by the Companies with respect to their properties, assets, business and personnel, as of the date hereof. All such policies are legal, valid, binding and in full force and effect, and neither of the Companies has received written notice of cancellation, non-renewal, disallowance or material reduction in coverage with respect to any such policy. Neither of the Companies is in material default with respect to any of their obligations under any such insurance policy.
3.22    Company Debt and Transaction Expenses. As of the Closing, the Companies will have no Company Debt created by or on behalf of the Companies and all Sellers’ Transaction Expenses will have been paid. For the avoidance of doubt Company Debt does not include debt created by or on behalf of the Companies under the control of the Purchaser on or after the Closing Date.
3.23    Inventory. All Inventory and Petroleum Products Inventory, whether or not reflected in the Financial Reports, consists of a quality usable and salable in the ordinary course of business, except for obsolete or damaged items that have been written off or written down to fair market value or for which adequate reserves have been established. All Inventory and Petroleum Products Inventory, is owned by the Companies free and clear of all Liens (other than Permitted Liens), and no Inventory or Petroleum Products Inventory, is held on a consignment basis.

3.24    Absence of Certain Changes, Events and Conditions. Except as set forth in Section 3.24 of the Disclosure Schedule, since June 30, 2017, as of the date hereof and other than in the ordinary course of business consistent with past practice, there has not been, with respect to the Company, any:
(a)    event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(b)    material change in any method of accounting or accounting practice of the Company, or as disclosed in the Financial Reports;
(c)    acceptance of customer deposits;
(d)    entry, modification or termination of any Contract that would constitute a Material Contract;
(e)    transfer, assignment, sale or other disposition of any of material assets shown or reflected in the Financial Reports, except in connection with the Transaction and as agreed between Sellers and Purchaser;
(f)    material damage, destruction or loss (whether or not covered by insurance) to the Transferred Assets or any material asset of either of the Companies;
(g)    making or deferring of any material capital expenditures;
(h)    (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors or directors, other than as provided for in any written agreements or required by Applicable Law or (ii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer or director, except, in either case, in connection with the Transaction and as agreed between Sellers and Purchaser;
(i)    adoption, modification or termination of any: (A) employment, severance, retention or change in control agreement with any current or former employee, officer, director, independent contractor or consultant, (B) Plans or (C) collective bargaining or other agreement with a Union, in each case whether written or oral; or
(j)    any agreement or arrangement to do any of the foregoing, or any action or omission that would result in any of the foregoing.
3.25    Exclusivity of Representations. The representations and warranties made by Sellers in Article III of this Agreement are the exclusive representations and warranties made by Sellers. Except for the representations and warranties contained in this Article III (including the related portions of the Disclosure Schedule), none of Sellers, Sellers’ unitholders, the Companies or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Sellers, including any representation or warranty as to the future revenue, profitability or success of the Companies.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Sellers as follows:
4.1    Organization; Authority and Binding Effect. Sprague Operating Resources LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all requisite power and authority, and all approvals of Governmental Authorities, licenses and Permits necessary, to enter into this Agreement and the agreements contemplated by this Agreement to be entered into by it at Closing (collectively, “Purchaser Transaction Agreements”), and to consummate the transactions contemplated hereby and thereby. Purchaser is duly qualified or licensed to do business as a foreign limited liability company and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to obtain such qualification or license would not, individually or in the aggregate, materially impair Purchaser’s abilities to consummate the transactions contemplated hereby and by the Purchaser Transaction Agreements. The execution, delivery and performance by the Purchaser of this Agreement and the other Purchaser Transaction Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and (assuming due authorization, execution and delivery by the other Persons party hereto) constitutes a valid and binding obligation of the Purchaser, enforceable the Purchaser in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally or (ii) applicable equitable principles (whether considered in a proceeding at law or in equity). Each other Purchaser Transaction Agreement (assuming due authorization, execution and delivery by the other Persons party thereto) will be duly executed and delivered by the applicable Purchaser at or prior to Closing, and will constitute a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by (x) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally or (y) applicable equitable principles (whether considered in a proceeding at law or in equity).
4.2    No Violation; Consents and Approvals. The execution and delivery by Purchaser of this Agreement and each Purchaser Transaction Agreement do not, and the consummation of the transactions contemplated hereby and thereby, and compliance with the terms hereof and thereof will not conflict with, or result in any violation of or default under, (a) any provision of the organizational documents of any of the Purchaser, (b) any Order or Applicable Law applicable to Purchaser, or the property or assets of Purchaser or (c) any contracts to which Purchaser are a party, or by which Purchaser, or their respective assets may be bound. Except as set forth in Schedule 4.2, no Governmental Approval is required to be obtained or made by or with respect to Purchaser or their Affiliates in connection with the execution and delivery of this Agreement and each Purchaser Transaction Agreement, or the consummation by Purchaser of the transactions contemplated hereby and thereby.

4.3    Litigation. There are no Actions pending or, to Purchaser’s Knowledge, threatened against or affecting Purchaser or their respective properties or assets, at law or in equity, by or before any Governmental Authority, or by or on behalf of any third party, which, if adversely determined, would materially impair Purchaser’s ability to consummate the transactions contemplated hereby, and there are no outstanding Orders, affecting Purchaser, or their respective properties or assets, at law or in equity, which would materially impair Purchaser’s ability to consummate the transactions contemplated hereby.
4.4    Investment Intent. Purchaser are acquiring the Company Interests and the Transferred Assets for investment purposes only and not with a view toward, or for sale in connection with, any distribution thereof in violation of federal, state or other securities laws. Purchaser agree that it will not sell, transfer, offer for sale, pledge, hypothecate or otherwise dispose of the Company Interests or the Transferred Assets in violation of any federal, state or other securities laws. Purchaser is an “accredited investor” (as defined under Regulation D promulgated under the Securities Act of 1933, as amended).
4.5    Funding. Purchaser have the necessary funding to meet all of its obligations under this Agreement and the Purchaser Transaction Agreements, including, without limitation, the Purchase Price, any adjustments thereto and all of its fees and expenses in order to consummate the transactions contemplated by this Agreement and the Purchaser Transaction Agreements. Purchaser acknowledges that the obtaining of any financing is not a condition precedent to the obligations of Purchaser to consummate the transactions contemplated hereby.
4.6    Purchaser’s Reliance.
(a)    Purchaser has conducted its own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Companies and the Transferred Assets, which investigation, review and analysis was conducted by Purchaser and its Affiliates and, to the extent Purchaser deemed appropriate, by Purchaser’s Representatives. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Companies or any of the Companies’ Representatives or, as it relates to the Transferred Assets, any of Coen Markets or Thomaston Land’s Representatives (except the specific representations and warranties set forth in Article III).
(b)    Purchaser acknowledge that, except for the representations and warranties of Sellers contained in Article III, none of Sellers, Sellers’ unitholders or the Companies nor any other Person, has made, and Purchaser have not relied on any other express or implied representation or warranty by or on behalf of any of Sellers, Sellers’ unitholders or the Companies, and that none of Sellers, Sellers’ unitholders, the Companies or any other Person, directly or indirectly, has made, and Purchaser have not relied on, any representation or warranty regarding any financial projections or other forward-looking statements of Sellers or the Companies and Purchaser will make no claim with respect thereto.

(c)    In connection with Purchaser’s investigation of the Companies and the Transferred Assets, Purchaser acknowledge that Purchaser or Purchaser’s Representatives have received from or on behalf of the Companies and, to the extent applicable, Coen Markets and Thomaston Land, certain pro forma financial information, financial projections and other forward-looking statements. Purchaser further acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser are familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Purchaser shall have no claim against Sellers or any other Person with respect thereto.
4.7    Brokers. No broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the transactions contemplated hereby by reason of any action taken by Purchaser or any of its Representatives, except for Height LLC.
4.8    Solvency. Purchaser is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of Sellers contained in this Agreement are true and correct in all material respects, and after giving effect to the Transaction, at and immediately after the Closing, Purchaser and the Companies (a) will be solvent (in that both the fair value of each of their assets will not be less than the sum of their respective debts and that the present fair saleable value of each of their assets will not be less than the amount required to pay their respective probable liability on its recourse debts as they mature or become due); (b) will have adequate capital and liquidity with which to engage in the Business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.
4.9    R&W Policy. As of the Closing, Purchaser shall have acquired a transaction representations and warranties insurance policy that includes a waiver of subrogation rights substantially in the form attached hereto as Exhibit D (the “R&W Policy”), which shall not be amended after the Closing other than in accordance with the provisions of Section 5.14.
ARTICLE V
COVENANTS OF THE PARTIES
5.1    Conduct of Business. Except (i) as otherwise required, permitted or contemplated by this Agreement, including Section 5.15, (ii) as set forth in Section 5.1 of the Disclosure Schedule, (iii) as approved by Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed) or (iv) as required by Applicable Law, during the period from the date hereof to the Closing Date, Seller Parent shall use commercially reasonable efforts to cause the Companies to conduct the Business in the ordinary course of business consistent with past practice, which, for the avoidance of doubt shall include the Company’s ability to utilize and/or distribute Cash. Without limiting the generality of the foregoing, Seller shall cause the Companies not to increase in any material respect the rate of compensation or benefits of, or pay or agree to pay any benefit to, managers, directors or officers, except as may be required by any existing Plan and except to pay Stay Bonuses to certain Continuing Employees as agreed by the parties.
5.2    Access to Information Prior to the Closing; Confidentiality.
(a)    During the period commencing on the date hereof and ending on the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Section 7.1, Sellers shall cause the Companies, upon reasonable notice, to afford Purchaser and its Representatives reasonable access during normal business hours to the officers, directors, employees, accountants, properties, books and records of each of the Companies, and during such period, shall furnish to Purchaser all information concerning the Business as Purchaser may reasonably request; provided, that Sellers may restrict the foregoing access to the extent that in their reasonable judgment, any Applicable Law requires them to restrict access to the Business, the properties, information or personnel of the Companies; and provided, further, that such access shall not unreasonably disrupt the operations of the Companies. Notwithstanding anything to the contrary contained in this Agreement, Sellers shall not be required to provide any information or access that Sellers reasonably believe could violate Applicable Law, including Antitrust Laws, rules or regulations or the terms of any confidentiality agreement or cause forfeiture of attorney/client privilege.
(b)    Nothing contained in this Agreement shall be construed to give to Purchaser, directly or indirectly, rights to control or direct the operations of the Companies prior to the Closing. Prior to the Closing, the Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.
(c)    Purchaser hereby agrees that it is not authorized to and shall not (and shall not permit any of its employees, counsel, accountants, consultants, financing sources and other Representatives to) contact any competitor, supplier, distributor, customer, agent or representative of either of the Companies, Coen Markets or Thomaston Land prior to the Closing without the prior written consent of such company.
(d)    Any information provided to or obtained by Purchaser pursuant to paragraph (a) above shall be “Confidential Information” as defined in the Confidentiality Agreement dated, March 7, 2017, between Seller Parent and Purchaser (the “Confidentiality Agreement”), and shall be held by Purchaser in accordance with, and shall be subject to the terms of, the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement and continue in full force and effect thereafter. In the event of the termination of this Agreement for any reason, Purchaser shall comply with the terms and provisions of the Confidentiality Agreement, including returning or destroying all Confidential Information and not soliciting or employing employees of the Companies, Coen Markets or Thomaston Land. None of the Companies, Coen Markets or Thomaston Land will have or be subject to any liability or indemnification obligation to Purchaser or any other Person pursuant to this Agreement resulting from the distribution to Purchaser or its Affiliates and Representatives of any “Confidential Information” (as defined in the Confidentiality Agreement) or the use thereof by Purchaser or its Affiliates and Representatives, including pursuant to the first sentence of this Section 5.2(d).

(e)    In addition to the limitations set forth in the Confidentiality Agreement:
(i)    Purchaser shall not disclose any Confidential Information of Sellers, their unitholders or any of their respective Affiliates without the prior written consent of the applicable party.
(ii)    Purchaser shall, with respect to all of such Confidential Information: (x) use such Confidential Information solely in connection with the negotiation of the terms of this Agreement and the transactions contemplated hereby; (y) not disclose such Confidential Information to any third party (other than the receiving party’s employees and/or professional advisors on a need-to-know basis who are bound by obligations of nondisclosure and limited use at least as stringent as those contained herein); and (z) use the same standard of care it uses to protect its own Confidential Information to protect such Confidential Information; provided, that in no event will such standard of care be less than a reasonable degree of care.
(iii)    Purchaser shall take commercially reasonable measures necessary to avoid any disclosure prohibited or restrained hereunder by any Representative or Affiliate of such party. Purchaser agrees that any action by any Representative or Affiliate of such party that, if such Representative or Affiliate were a party to this Agreement, would violate the terms of the Confidentiality Agreement or this Section 5.2, shall be deemed a breach of this Agreement by Purchaser and such party.
(f)    From the Closing Date forward, Sellers shall hold in confidence and not use or disclose any non-public or Confidential Information of or relating to the Companies, its Business or any Transferred Asset in violation of this Section 5.2(f), and in each case shall use commercially reasonable efforts to prevent the unauthorized use, dissemination or disclosure of such Confidential Information in violation of this Section 5.2(f); provided, however, that (i) this Section 5.2(f) shall not apply to any information that (A) is or becomes generally available to the public other than as a result of disclosure on or after the Closing Date, directly or indirectly, by Sellers or (B) is or becomes available to Sellers from a Third Party on a non-confidential basis, provided that the source of such information was not known and could not reasonably have been known by the recipient party to be bound by a confidentiality obligation to Purchaser or its Affiliates, and (ii) Sellers shall be permitted to disclose any such Confidential Information if (I) such disclosure is required by Applicable Law or an Order, (II) the disclosing Person has given reasonable advance written notice to Purchaser of such prospective disclosure and an opportunity to procure a protective order or confidential treatment thereof at Purchaser’s expense, (III) in the event required by Applicable Law or an Order to disclose notwithstanding the preceding clause (II), the disclosing Person discloses only that portion of the confidential information that it is required by Applicable Law or by Order to disclose.
(g)    Notwithstanding anything to the contrary contained in this Agreement, a disclosing party shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any breach or threatened breach of this Section 5.2.

5.3    Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto will use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, including the satisfaction of the conditions set forth in this Article V and Article VI at the earliest practicable date.
5.4    Consents. Each of the parties hereto will use its reasonable best efforts to obtain all licenses, permits, authorizations, consents and approvals of all third parties and Governmental Authorities necessary in connection with the consummation of the transactions contemplated by this Agreement prior to the Closing. Each of the parties hereto will make or cause to be made all filings and submissions under laws and regulations applicable to it as may be required for the consummation of the transactions contemplated by this Agreement. The parties hereto will coordinate and cooperate with each other in exchanging such information and assistance as any of the parties hereto may reasonably request in connection with the foregoing. All costs in respect of obtaining any third party authorizations, consents or approvals in connection with the consummation of the transactions contemplated by this Agreement shall be borne by the Sellers.
5.5    Public Announcements. Neither party may issue any press release or make any public statement or announcement concerning the subject matter or nature of this Agreement or the transactions contemplated hereby without the prior written consent of the other party.  In the case of any such release or public statement, the parties shall first consult and agree as to the specific contents and the manner or timing of presentation or publication thereof.  The foregoing does not apply to any announcement by a party required in order to comply with Applicable Law, but only if such party consults with the other party before making any such announcement and gives due consideration to the views of the other party with respect thereto.  Notwithstanding the foregoing, in no event shall the provision of this Section 5.5 be deemed to restrict or otherwise limit the ability of the parties to disclose information regarding this Agreement and the transactions contemplated hereby to its direct and indirect investors and prospective investors. The foregoing does not apply to any filing required by the Securities Exchange Act of 1934, as amended, or any other applicable securities law, provided that, notwithstanding anything herein, no such filings shall include the Disclosure Schedule.
5.6    Notice of Events.
(a)    During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, Purchaser shall promptly notify Seller Parent in writing if Purchaser becomes aware of (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any Purchaser representations or warranties contained herein had any such representation or warranty been made as of the time of Purchaser’s discovery of such event, fact or condition, and (ii) any material failure on Purchaser’s part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
(b)    During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, Seller Parent shall promptly notify Purchaser in writing if Sellers become aware of (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of Sellers’ representations or warranties contained herein had such representation or warranty been made as of the time of Sellers’ discovery of such event, fact or condition, and (ii) any material failure on Sellers’ part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Should any such event, fact or condition require any change to the Disclosure Schedule (including the section or sections of the Disclosure Schedule set forth in the Side Letter), Sellers shall promptly deliver to Purchaser a supplement to the Disclosure Schedule (and the Side Letter, if applicable) specifying such change.
(c)    In the event that Sellers deliver one or more supplements to the Disclosure Schedule (and the Side Letter, if applicable) pursuant to Section 5.6(b), whether or not reflecting events, facts or conditions which individually or in the aggregate could cause the conditions set forth in Sections 6.2(a) or 6.2(b) not to be satisfied, and Purchaser does not exercise their right to terminate this Agreement on the basis of such supplemented Disclosure Schedule (and Side Letter), if such updates would cause such conditions to fail, within five (5) Business Days of Purchaser’s receipt of any supplement to the Disclosure Schedule (and Side Letter) in accordance with Section 7.1(g), Purchaser will be deemed to have accepted such supplemented Disclosure Schedule (and Side Letter), the delivery of any such supplement will be deemed to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such events, facts or conditions and, from and after the Closing Date, Purchaser will not have any claim for indemnification for any such events, facts or conditions.
5.7    Officer and Director Indemnification and Insurance. (a) Purchaser agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the current or former directors, managers, officers or employees of the Companies (each, a “D&O Indemnified Person”), as provided in the respective limited liability company agreements, operating agreements, certificates of incorporation, by‑laws or similar organizational documents or in indemnification agreements, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms, and on terms with respect to coverage and amount no less favorable than those of such policy or agreement in effect on the date hereof. Purchaser shall not, and shall cause the Companies (after the Closing) not to, settle, compromise or consent to the entry of judgment in any Action or investigation or threatened Action or investigation without the written consent of such D&O Indemnified Person.
(a)    Effective as of the Closing, Purchaser shall cause the Companies to obtain, at Purchaser’s expense, a non-cancelable run-off insurance policy, for a period of six (6) years after the Closing Date, which shall include “side A” liability coverage, to provide insurance coverage on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for events, acts or omissions occurring on or prior to the Closing Date for all Persons who were directors, managers or officers of the Companies on or prior to the Closing Date.
(b)    If, after the Closing, Purchaser, either of the Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Purchaser or the applicable Company, as the case may be, shall assume the obligations set forth in this Section 5.7.
(c)    The rights of each D&O Indemnified Person under this Section 5.7 shall be in addition to any rights such Person may have under the certificate of formation, operating agreement or similar organizational documents of the Companies, or under the any other Applicable Law or under any agreement of any D&O Indemnified Person with either of the Companies. These rights shall survive consummation of the Transaction, shall not be terminated or modified in such a manner as to affect adversely any D&O Indemnified Person to whom this Section 5.7 applies without the consent of such affected D&O Indemnified Person and are intended to benefit, and shall be enforceable by, each D&O Indemnified Person (it being expressly agreed that the D&O Indemnified Persons to whom this Section 5.7 applies shall be third-party beneficiaries of this Section 5.7, each of whom may enforce the provisions of this Section 5.7).
5.8    No Solicitation or Negotiation. Sellers agree that between the date of this Agreement and the earlier of (a) the Closing and (b) the termination of this Agreement in accordance with its terms, neither Sellers nor the Companies, as applicable, will (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any other Person (A) relating to any acquisition or purchase of all of the equity of the Companies or all or a substantial portion of the assets of the Companies or relating to the acquisition or purchase of the Transferred Assets or (B) to enter into any merger, consolidation or other business combination with Sellers or either of the Companies or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Sellers shall, and Seller Parent shall cause the Companies to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing, other than the Purchaser.
5.9    Tax Matters.
(a)    Purchase Price Allocation. Purchaser and Sellers acknowledge and agree that for U.S. federal income tax purposes the sale of Company Interests shall be treated as a sale of all of the assets of the Companies, less the Retained Company Assets, subject to the Assumed Liabilities. Purchaser and Sellers agree that the Purchase Price (plus other relevant items) shall be allocated among the assets of the Companies and the Transferred Assets as set forth on Schedule 5.9(a) subject to such changes that may be required post-closing for reconciliation of inventory, earn out payments, capital expenditures, pre-closing or post-closing true-ups, and such other adjustments as may be necessary for class V assets. The allocation shall be revised from time to time in a manner consistent with the residual method under Section 1060 of the Code to take into account any increase or decrease in the aggregate amounts paid to Sellers hereunder. Sellers and Purchaser agree to consistently report this transaction for tax purposes in accordance with (i) the allocation herein (subject to such changes referenced above); (ii) the provisions of Section 1060 of the Code; and (iii) on IRS Form 8594.

(b)    Responsibility for Filing Tax Returns. Seller Parent shall prepare or cause to be prepared (and the Companies shall timely file or cause to be timely filed) all Tax Returns for all taxable periods ending on or prior to the Closing Date the due date (including extensions of time to file) of which is after the Closing Date (the “Seller Returns”). All such Seller Returns shall be prepared and filed in a manner consistent with the past practice of the Companies unless otherwise required by a change in Applicable Law. To the extent necessary under applicable law, Purchaser shall (or cause the Companies to) sign any such Seller Returns. The Seller Returns will be prepared at the sole cost and expense of Seller. Any information obtained under this Section 5.9(b) shall be kept confidential, except as the parties agree is otherwise necessary in connection with the filing of Tax Returns or Claims in respect of Taxes.
(c)    Pre-Closing Tax Matters. Following the Closing, Purchaser shall not, and shall not permit the Companies to, (a) file or amend or otherwise modify any Tax Return relating to a Pre-Closing Tax Period, (b) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, (c) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, or (d) initiate any voluntary contact with a Tax authority regarding any Pre-Closing Tax Period.
(d)    Tax Refunds. Any refund, rebate, abatement, reduction of Taxes or other cash recovery of Taxes of either of the Companies or with respect to the Transferred Assets and the amount of any credit taken in lieu thereof (calculated, for this purpose as if the Closing Date were the last day of the taxable year regardless of whether in fact it does) and any interest thereon paid by the applicable taxing authority to either of the Companies or to Purchaser with respect to a Pre-Closing Tax Period, shall be for the account of Sellers and shall be paid by the applicable Company to Sellers within ten (10) days following receipt thereof.
(e)    Allocation of Straddle Period Taxes. In any case where Applicable Law does not permit the Companies to treat the Closing Date as the last day of the Taxable period, the amount of Taxes that are allocable to the portion of the Straddle Period ending on and including the Closing Date shall be: (i) in the case of Taxes imposed on a periodic basis with respect to the Business or assets of the Companies the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period; and (ii) in the case of Taxes that are based upon or related to income or receipts (including any Income Taxes), deemed equal to the amount that would be payable if the taxable period ended on the Closing Date. Notwithstanding the foregoing, any Taxes relating to any transactions not in the ordinary course of business that occur after the Closing Date shall be treated as occurring on the day after the Closing Date.
(f)    Cooperation on Tax Matters. Purchaser, the Companies and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation, execution and filing of Tax Returns pursuant to this Section 5.9(f), any audit, litigation or other proceeding with respect to Taxes and the computation and verification of any amounts paid or payable under this Section 5.9(f) (including any supporting workpapers, schedules and documents). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(g)    Tax Proceedings. In the event of any audit, assessment, examination, claim or other controversy or proceeding relating to Taxes or Tax Returns (a “Tax Proceeding”) with respect to any Pre-Closing Tax Period (other than a Straddle Period), or which could otherwise result in an indemnification obligation of Seller pursuant to this Agreement to Purchaser, Purchaser shall inform Seller Parent of such Tax Proceeding promptly (and vice versa). The failure of a party to give reasonably prompt notice of any Tax Proceeding shall not release, waive or otherwise affect the other party’s obligations with respect thereto except to the extent that the indemnifying party is prejudiced as a result of such failure. Except for Tax Proceedings in respect of a Straddle Period, Seller Parent shall have the right to control, at Seller Parent’s expense, the conduct of any Tax Proceeding that is with respect to the Pre-Closing Tax Period, with counsel of its own choosing but that is reasonably acceptable to Purchaser. Seller Parent shall be entitled to settle or otherwise resolve any such Tax Proceeding in such manner as Seller Parent may deem appropriate, provided, however, that Seller Parent shall consult with Purchaser regarding any such Tax Proceeding and shall allow Purchaser to participate in any such proceeding.
(h)    Straddle Period Tax Proceedings. In the case of any Tax Proceeding with respect to a Straddle Period, Purchaser and Seller Parent shall jointly represent their interests therein, shall employ counsel and/or accountants of their mutual choice and shall cooperate with each other and their representatives in a prompt and timely manner in connection therewith.  The parties shall mutually agree on any settlement or other disposition of the Tax Proceeding.  In the event Purchaser and Seller Parent are unable to agree regarding any aspect of the conduct of any such Tax Proceeding, the decision shall be made by the counsel employed to pursue such Tax Proceeding on the basis of counsel’s good faith judgment regarding the course of action that would produce the overall lowest present value of Tax and litigation cost to the parties.  Any such Tax Proceeding expenses shall be borne by Purchaser and Seller Parent in the same proportion as such related Taxes are borne by Purchaser and Seller Parent in accordance with this Agreement.
5.10    Employees.
(a)    On or before the Closing, Sellers or their Affiliates (other than the Companies) shall not make offers of employment to any Current Employee, without the Purchaser’s prior written approval other than Current Employees listed on Schedule 5.10(a)(i). Each Current Employee who, with the prior approval of the Purchaser, becomes an employee of Sellers or their Affiliates (other than the Companies) shall be listed on Schedule 5.10(a)(ii), as updated from time to time.
(b)    During the period from the date hereof to the Closing Date, Sellers agree to use commercially reasonable efforts to facilitate reasonable information requests and communications from Purchaser with respect to Purchaser’s on-boarding process for the Continuing Employees. In addition, Sellers agree to cooperate with Purchaser with respect to Purchaser’s on-boarding process for Current Employees, including Purchaser’s drug testing of Current Employees, if required.

(c)    Subject to Section 5.10(f), Purchaser agrees that, after the Closing, with respect to the Continuing Employees, Purchaser will, or will cause their Affiliates to, for a period of at least twelve (12) months following the Closing Date, provide such Continuing Employees with (i) a rate of base salary or wages and bonus opportunity that is not less favorable than the rate of base salary or wages and bonus opportunity paid by the Companies and their Affiliates to such Continuing Employees immediately prior to the Closing Date, and (ii) other benefits (including vehicle and cell phone benefits or reimbursements) that are substantially similar in the aggregate to the benefits provided (x) by the Companies and their Affiliates to such Continuing Employees immediately prior to the Closing Date (excluding equity compensation for purposes of the comparison) or (y) to similarly situated employees of Purchaser and its Affiliates (excluding the Continuing Employees).
(d)    With respect to each benefit plan, program, practice, policy or arrangement maintained by Purchaser or any of its Affiliates (including the Companies) following the Closing Date and in which any of the Continuing Employees participate (the “Purchaser Plans”), for purposes of determining eligibility to participate and vesting purposes (but not for accrual of benefits other than determining the level of vacation pay accrual), service with either of the Companies or their Affiliates (or predecessor employers to the extent the Plans provide past service credit) shall be treated as service with Purchaser and/or the applicable company, except to the extent such service credit would result in any duplication of benefits. Each applicable Purchaser Plan shall waive eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations. To the extent applicable in the plan year that contains the Closing Date, Purchaser shall use commercially reasonable efforts to provide the Continuing Employees shall be given credit under the applicable Purchaser Plan for amounts paid prior to the Closing Date during the calendar year in which the Closing Date occurs under a corresponding Plan for purposes of applying deductibles, co-payments and out of pocket maximums, as though such amounts had been paid in accordance with the terms and conditions of the Purchaser Plan.
(e)    Purchaser shall use commercially reasonable efforts to permit each Continuing Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from Seller Parent’s 401(k) plan, if any, to roll over such eligible rollover distribution, including any associated loans, as part of any lump sum distribution to a defined contribution employee benefit plan sponsored by Purchaser or its Affiliates.
(f)    Nothing in this Agreement (i) shall require Purchaser to continue to employ any particular Continuing Employee following the Closing Date for any particular period of time, (ii) shall be construed to prohibit Purchaser from amending or terminating any Company Plan or Purchaser Plan, (iii) shall constitute or be construed as an amendment of any Plan or Purchaser Plan, or (iv) shall create or be intended to create any third-party beneficiary rights.
5.11    Preservation of Records.
(a)    For a period of seven (7) years after the Closing Date or such other longer period required by Applicable Law, Purchaser shall preserve and retain (or cause each of the Companies to preserve and retain), all corporate, accounting, tax, legal, auditing, human resources and other books and records of the Companies (including (i) any documents relating to any governmental or non-governmental claims, actions, suits, proceedings or investigations and (ii) all Tax Returns, schedules, work papers and other material records or other documents relating to Taxes of the Companies) relating to the conduct of the business and operations of the Companies prior to the Closing Date. Notwithstanding any other provisions hereof, the obligations of Purchaser contained in this Section 5.11 shall be binding upon the successors and assigns of Purchaser and the Companies. In the event Purchaser or either of the Companies, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Purchaser or of the Companies, as the case may be, honor the indemnification and other obligations set forth in this Section 5.11.
(b)    In the event and for so long as Purchaser or either of the Companies are/is actively contesting or defending against any Action in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving either of the Companies, each of the other parties shall cooperate with it and its counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be necessary or reasonably requested in connection with the defense or contest, all at the sole cost and expense of the contesting or defending party.
5.12    Conflicts; Privileges. It is acknowledged by each of the parties hereto that Sellers have retained Arnold & Porter Kaye Scholer LLP (“APKS”) and Babst Calland Clements & Zomner (“Babst”) to act as its counsel in connection with the transactions contemplated hereby and that neither APKS nor Babst have acted as counsel for Purchaser in connection with the transactions contemplated hereby, and that no other party to this Agreement has the status of a client of APKS or Babst for conflict of interest or any other purposes as a result thereof. Purchaser hereby agrees that, in the event that a dispute arises between Purchaser or any of its Affiliates (including, after the Closing, either of the Companies and any of their respective Affiliates) and Sellers, any unitholder of Sellers or any of their respective Affiliates (including, prior to the Closing, either of the Companies), that relates to the transactions contemplated by this Agreement, APKS and/or Babst may represent Sellers, such unitholder or any such Affiliate in such dispute even though the interests of Sellers, such unitholder or such Affiliate may be directly adverse to Purchaser or any of its Affiliates (including, after the Closing, either of the Companies), and even though APKS and/or Babst may have represented either of the Companies in a matter substantially related to such dispute, or may be handling ongoing matters for any of the Purchaser or either of the Companies, the Purchaser hereby, on behalf of itself and its Affiliates (including, after the Closing, the Companies), (i) waives any claim they have or may have that APKS and/or Babst has a conflict of interest in connection with or is otherwise prohibited from engaging in such representation, (ii) agrees that, in the event that a dispute arises after the Closing between Purchaser or any of its Affiliates (including either of the Companies) and Sellers, any unitholder of Sellers or their respective Affiliates, APKS and/or Babst may represent any of Sellers, such unitholder and/or such Affiliate in such dispute even though the interest of any such party may be directly adverse to Purchaser or any of their Affiliates (including, after the Closing, either of the Companies), and even though APKS and/or Babst may have represented either of the Companies in a matter substantially related to such dispute, or may be handling ongoing matters for Purchaser or either of the Companies. Notwithstanding the foregoing, in no event shall the foregoing waive the obligation of APKS or Babst to comply with applicable Rules of Professional Conduct as it relates to the protection of current or former client confidential information and the limitations on the use of such information. Purchaser further agrees that, as to all communications among APKS, Babst, Sellers, either of the Companies, any unitholder of Sellers and their respective Affiliates that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege relating to the transactions belong to such unitholder, Sellers and/or such Affiliates and may be controlled by such unitholder, Sellers and/or such Affiliates and shall not pass to or be claimed by Purchaser or, after the Closing, either of the Companies. Purchaser agrees to take, and to cause their Affiliates to take, all steps necessary to implement the intent of this Section 5.12. Purchaser and Sellers further agree that APKS, Babst and their respective partners and employees are third-party beneficiaries of this Section 5.12.
5.13    Resignation of Officers and Directors. At the Closing, Seller Parent shall deliver to Purchaser evidence of the resignation of all officers and directors, to the extent applicable, of the Companies (other than those designated by Purchaser in writing at least two (2) Business Days prior to the Closing), such resignations to be effective as of the Closing.
5.14    No Modification of R&W Policy. The parties acknowledge that, as of the date hereof, Purchaser has obtained a conditional binder to the R&W Policy, and that a true and correct copy of such conditional binder has been provided to Sellers and contains a waiver of subrogation rights (excepting from such waiver, claims based on Seller’s Fraud). Purchaser shall not and shall cause their Affiliates not to, amend, modify or otherwise change, terminate or waive any provision of the R&W Policy, (i) with respect to the waiver of subrogation set forth therein, (ii) in any manner that would be reasonably likely to increase or expand the ability or rights of the insurer thereunder to bring an Action against, or otherwise seek recourse from Sellers, (iii) in any manner that would be reasonably likely to reduce Purchaser’s (or its Affiliate’s) access to the R&W Policy’s coverage or cause any coverage provided under the R&W Policy to be more difficult for Purchaser (or its Affiliates) to access or (iv) that would result in an increased retention or deductible under the R&W Policy, in each case without the prior written consent of Sellers.
5.15    Pre-Closing Reorganization.
(a)    Immediately prior to the Closing, the Retained Company Assets will be transferred to a separate entity (or entities) formed by Sellers. Nothing in this Agreement shall be deemed to contribute, transfer, assign or convey the Retained Company Assets to Purchaser and Seller Parent will retain all right, title and interest in and under the Retained Company Assets. All Liabilities related to the Retained Company Assets will, in the Seller Parent’s discretion, be transferred to (i) a separate entity (or entities) formed by Sellers, or (ii) Seller Parent.
(b)    Immediately prior to the Closing, the Leases listed on Schedule 5.15(b) between Coen Energy and each of Coen Markets and Thomaston Land will be terminated.
5.16    Transition License Agreement. At or prior to the Closing, Seller Parent and Purchaser will enter into a Transition License Agreement in the form attached hereto as Exhibit E (the “Transition License Agreement”), pursuant to which Seller Parent will grant Purchaser a limited license to use the Seller Parent IP after the Closing solely for use in connection with the Business for a period of thirty six (36) months. Except as set forth in the Transition License Agreement, nothing in this Agreement shall be deemed to grant Purchaser the right to use the Seller Parent IP. Furthermore, nothing in this Agreement shall be deemed to contribute, transfer, assign or convey the Seller Parent IP to Purchaser and Seller Parent will retain all right, title and interest in and under the Seller Parent IP. Purchaser acknowledges Seller Parent’s (or its Affiliates’) right, title and interest in and under the Seller Parent IP and agree that it shall not do or cause to be done any act that in any manner might infringe, or impair the validity, scope, or title in the Seller Parent IP. Purchaser shall not acquire nor claim any title to the Seller Parent IP adverse to Seller Parent (or its Affiliates) by virtue of this Agreement.
5.17    Transition Services Agreement. In order to ensure an orderly transition of the Business to Purchaser, at or prior to the Closing, Seller Parent and Purchaser will enter into a Transition Services Agreement substantially in the form attached hereto as Exhibit F (the “Transition Services Agreement”), pursuant to which Seller Parent will provide, or cause its Affiliates to provide, Purchaser with certain services, for a period not to exceed twelve (12) months and subject to the terms and conditions set forth in the Transition Services Agreement.
5.18    Non-Competition.
(a)    Sellers and Purchaser acknowledge the highly competitive nature of the Business and that the Business would be irreparably damaged if either of the Founders were to directly or indirectly provide services to any Person competing with the Business or engage in a business similar to the Business and that any such direct or indirect competition by either of the Founders could result in significant losses by the Business. In further consideration of payment of consideration to the Sellers pursuant to this Agreement, and in order to protect the value of the Business acquired by Purchaser hereunder (including the goodwill inherent in the Business as of the date hereof), each of the Founders severally agrees that, during the Restricted Period, he will not, directly or indirectly, on his own behalf or on behalf of any Person, own, manage, operate, join, control, participate in, invest in or otherwise be connected or associated with, in any manner, including as an officer, director, employee, independent contractor, stockholder, member, partner, consultant, advisor, agent, proprietor, trustee or investor, any business or venture, which, directly or indirectly, engages in a business competitive with the Business; provided, however, that the restrictions contained in this Section 5.18 shall not (i) restrict the Founders from entering into sourcing arrangements with any Person for fuel, compressed natural gas or similar product or (ii) restrict the Founders from sourcing and transporting fuel, compressed natural gas or similar product to any customers for use in their retail businesses.
(b)    Purchaser acknowledge that Sellers have engaged in, and will continue to engage in, an acquisitive retail business, and that Sellers may acquire entities or businesses that engage in retail operations which include dealer operations (i.e., distribution of fuel to other retail operations), and commercial fuel distribution operations (i.e., fuel distribution to non-retail businesses). Notwithstanding anything to the contrary in this Agreement, Sellers shall not be prohibited from continuing to pursue its strategy of acquisition of such entities or businesses in connection with its retail operations.

(c)    In the event that Sellers acquire an entity or business that is engaged in commercial fuel distribution operations, Seller Parent shall provide notice to Purchaser (the “Acquisition Notice”) within thirty (30) calendar days of such acquisition indicating the nature of the commercial fuel distribution operations if such operations are primarily conducted within the geographic markets in which the Companies currently engage in the Business. Purchaser shall have the right to elect to purchase the commercial fuel distribution operations of such acquired entity or business (the “Target Operations”). At any time within fifteen (15) calendar days following the delivery of the Acquisition Notice by Seller Parent, Purchaser may exercise or decline its right to purchase the Target Operations by delivering notice to Seller Parent exercising or declining such right (“Exercise Notice”). For the avoidance of doubt, if Purchaser wishes to decline its right to purchase the Target Operations, an Exercise Notice indicating so shall be delivered within the time period prescribed above. In the event that Seller Parent and Purchaser are unable to agree on a fair market value of the Target Operations within such time period, each of Seller Parent and Purchaser shall, within fifteen (15) calendar days, choose a third party appraisal firm with credible qualifications to perform a valuation of the Target Operations, and each such appraisal firm shall be approved by each of Seller Parent and Purchaser, which approval shall not be unreasonably withheld. Each appraisal firm shall perform a business valuation of the Target Operations and present its findings to each of Seller Parent and Purchaser within thirty (30) calendar days of the date such appraisal firm is selected (assuming the appraisal firm has the information necessary to perform the valuation). If after presentation of such findings, Seller Parent and Purchaser still do not agree on a price for the Target Operations, then a third appraisal firm with credible qualifications approved by each of Seller Parent and Purchaser (such approval not to be unreasonably withheld) shall be appointed to choose between the two appraisals received from the prior appraisal firms. Such appraised value of the Target Operations shall determine the amount that Purchaser pays to the applicable Seller for the Target Operations. Each party shall use its best efforts and good faith to complete the purchase of the Target Operations by Purchaser.
(d)    In the event that Purchaser does not exercise its right to purchase the Target Operations and delivers an Exercise Notice indicating so, the applicable Seller shall divest or cease operations of the Target Operations within eighteen (18) months of the Exercise Notice. From the time of the acquisition of the Target Operations until the earlier of (i) the sale of the Target Operations to Purchaser and (ii) the divestiture or cessation of the Target Operations, Sellers shall have the right to operate the acquired entity or business, including the Target Operations, in the ordinary course, and shall not be deemed to be in violation of this Section 5.18 for any reason.
(e)    All notices provided pursuant to this Section 5.18 shall be provided in accordance with the provisions of Section 9.2 of this Agreement.
5.19    Receivables and Administrative Support.
(a)    From and after the Closing, if Purchaser or any of its Affiliates receives or collects any funds clearly intended as payment of any Accounts Receivable, Purchaser or its Affiliate shall remit such funds to Sellers on a monthly basis. If Sellers receive or collects any funds clearly intended as payment of any accounts receivable of Purchaser, Sellers or their Affiliates shall remit such funds to Purchaser on a monthly basis. To the extent Purchaser or any of its Affiliates receives or collects any funds which are not so clearly intended, Purchaser or its Affiliate shall remit such funds to Sellers on a monthly basis, and such funds shall be applied to the oldest outstanding invoices until such pre-Closing balances are paid in full. For a period of up to twelve (12) months following the Closing, Purchaser will (i) provide Sellers with a monthly report reflecting the status of all Accounts Receivable that have been collected by Purchaser and all invoices that remain outstanding and (ii) use reasonable efforts to (A) assist Sellers with the receipt and processing of the Accounts Receivable to the extent such assistance is necessary and desired by Sellers, and (B) facilitate such collections in accordance with the terms hereof. Without limiting the foregoing, the Purchaser shall permit Sellers to utilize their credit group to process such collections in a manner customary for transactions such as the transactions contemplated by this Agreement and in a manner consistent with the policies and practices of the Sellers in effect prior to Closing (inclusive of deeming any amounts uncollectable), provided, however, that (i) in no event shall Purchaser be responsible for any third-party costs, fees or expenses required to commence litigation or other collection processes on Sellers’ behalf (which costs, fees and expenses shall be borne by Sellers if such actions are requested of Purchaser) and (ii) such personnel shall give equal priority to processing such collections on behalf of the Sellers, giving due account to the non-collection responsibilities of such personnel.  Purchaser and Sellers will cooperate in good faith regarding the proper application and payment of all funds received.
(b)    For a period of twelve (12) months after the Closing, Purchaser shall make Continuing Employees available, at no cost to Sellers and as Sellers may reasonably request, but subject to such Continuing Employees’ obligations to Purchaser, to assist Sellers in complying with regulatory, administrative and similar filings relating to the Business, including, but not limited to, environmental compliance, licensing and permitting compliance as may be required under Applicable Law or that are otherwise necessary and consistent with the policies and practices of the Sellers in effect prior to Closing.
(c)    The parties shall cooperate to produce and deliver to each other, as soon as reasonably practicable following the Closing, a complete and accurate list of (i) all accounts payable of the Companies and the aging thereof and (ii) the Accounts Receivable, showing the aging thereof, in each case, as of the Closing.
5.20    Change of Name. To be consistent with the Earnout Period, within three (3) years of the Closing Date, Purchaser shall change the name of each of the Companies to a name that does not include the word “Coen.” If, after the three (3) year period, Purchaser wishes to continue to use the name “Coen,” the parties agree to negotiate, in good faith, an economic arrangement for the Purchaser’s continued use of the name “Coen.”
5.21    Estoppel Certificate. Sellers will use commercially reasonable efforts to deliver to Purchaser at the Closing an estoppel certificate from PPC Lubricants, Inc. in accordance with that certain Amended and Restated Lease, dated as of January 1, 2012, by and between Thomaston Land and PPC Lubricants, Inc.
5.22    Title Insurance Proforma and Land Title Survey. Purchaser will use commercially reasonable efforts to obtain the Title Insurance Proformas and the Land Title Surveys no later than September 29, 2017. Seller shall cooperate in respect of the preparation of the Title Insurance

Proformas by delivering such affidavits, releases and other information required by any applicable municipality and the nationally recognized title insurance company reasonable acceptable to Purchaser, which are necessary for the preparation of the Title Insurance Policies. Sellers shall also provide access to the Real Property for purposes of preparation of the Land Title Survey.
5.23    Joseph Action. Sellers agree to defend the Joseph Action in accordance with the provisions of Section 8.3, as if it were an Indemnification Claim. Purchaser will use commercially reasonable efforts to cause Coen Transport to deliver to Sellers and its Affiliates all records and documentation relating to the Joseph Action that come into its possession and that may arise after the Closing and shall permit Sellers to contact Purchaser’s employees during normal business hours, to the extent reasonable, to assist Sellers in its defense of the Joseph Action; provided, however, in no event shall Purchaser be required to incur any cost or expense in connection with such assistance to Sellers. Sellers will not approve of the entry of any judgment or enter into any settlement or compromise with respect to the Joseph Action without Purchaser’s prior written approval (which shall not be unreasonably withheld or delayed), unless the terms of such settlement provide for a complete release of the claims that are the subject of the Joseph Action in favor of the Companies.
ARTICLE VI
CONDITIONS TO CLOSING
6.1    Conditions to Sellers’ Obligations. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Sellers):
(a)    Representations and Warranties. The representations and warranties of Purchaser in this Agreement which is qualified as to materiality shall be true and correct in all respects and all other representations and warranties of Purchaser in this Agreement shall be true and correct in all material respects as at the date when made and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date.
(b)    Performance. Purchaser shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by Purchaser at or prior to the Closing.
(c)    Officer’s Certificate. Purchaser shall have delivered to Sellers a certificate, dated as of the Closing Date, executed by an officer of Purchaser, certifying the fulfillment of the conditions specified in Section 6.1(a) and Section 6.1(b) hereof.
(d)    Escrow Agreement. Purchaser, Seller Parent and the Escrow Agent shall have entered into the Escrow Agreement.
(e)    Purchaser Transaction Agreements. The Purchaser Transaction Agreements shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to Sellers.

(f)    Injunctions; Illegality. No court or other Governmental Authority shall have issued, enacted, entered, promulgated or enforced any Applicable Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Transaction.
(g)    R&W Policy. Purchaser shall have delivered to Sellers a fully executed and copy of the R&W conditional binder.
(h)    Other Documents. Sellers shall have received such documents as Sellers or its counsel may reasonably request to evidence the Transaction.
6.2    Conditions to Purchaser’s Obligations. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Purchaser):
(a)    Representations and Warranties. The representations and warranties of Sellers in this Agreement shall be true and correct on and as of the Closing Date as though such representations and warranties were made at and as of the Closing (except for representations and warranties expressly stated to relate to a specific date, in which case such representation and warranties shall be true and correct as of such earlier date) with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect.
(b)    Performance. Sellers shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by Sellers at or prior to the Closing.
(c)    Officer’s Certificate. Seller Parent shall have delivered to Purchaser a certificate, dated as of the Closing Date, executed by an officer of such entity, certifying the fulfillment of the conditions specified in Sections 6.2(a) and 6.2(b) hereof.
(d)    Escrow Agreement. Purchaser, Seller Parent and the Escrow Agent shall have entered into the Escrow Agreement.
(e)    Seller Transaction Agreements. The Seller Transaction Agreements shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to Purchaser.
(f)    Injunctions; Illegality. No court or other Governmental Authority shall have issued, enacted, entered, promulgated or enforced any Applicable Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Transaction.
(g)    FIRPTA Certificate. Purchaser shall have received from each of the Sellers a certificate executed by an executive officers of each of the Sellers on behalf of each of the Sellers, dated as of the Closing Date, prepared in accordance with Treasury Regulations promulgated under

Sections 897 and 1445 of the Code, certifying that each of the Sellers is not a foreign person, in the form attached hereto as Exhibit G.
(h)    Closing Certificate. Coen Energy shall have delivered to the Purchaser a certified copy of the calculation of the Petroleum Products Inventory and the Petroleum Products Inventory Value in a form acceptable to Purchaser (the “Closing Certificate”).
(i)    Good Standing Certificates. Sellers shall have delivered to Purchaser a good standing certificate (or its equivalent) for the Companies from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Companies were organized
(j)    Sellers’ Certificate. Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors or managers of Sellers authorizing the execution, delivery and performance of this Agreement and the Seller Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby. In addition, Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Sellers certifying the names and signatures of the officers of Sellers authorized to sign this Agreement, the Seller Transaction Agreements and the other documents to be delivered hereunder and thereunder.
(k)    Company Debt. Effective upon the Closing, the Companies shall have no Company Debt created by or on behalf of the Companies under the control of Seller Parent.
(l)    Title Insurance Policy and Land Title Survey. Purchaser shall have received a title insurance policy(ies)( “Title Insurance Policy”) with respect to each parcel of Transferred Real Property, issued by a nationally recognized title insurance company reasonably acceptable to Purchaser, written as of the Closing Date, in such amounts and together with such endorsements and affirmative coverage, insuring Purchaser’s fee interest in the Real Property as of the Closing Date free and clear of all Liens other than Permitted Liens in the form of the respective Title Insurance Proformas. Purchaser shall have received an appropriately certified ALTA/ACSM Land Title Survey (“Land Title Survey”) showing no Liens other than Permitted Liens, and otherwise in form and substance reasonably satisfactory to Purchaser.
(a)    Other Documents. Purchaser shall have received such documents as Purchaser or its counsel may reasonably request to evidence the Transaction.
6.3    Frustration of Closing Conditions. Neither Purchaser nor Sellers may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or such party’s failure to use its reasonable best efforts to cause the Closing to occur, as required by Section 5.3.
ARTICLE VII
TERMINATION

7.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:
(a)    at any time, by mutual written agreement of Sellers and Purchaser;
(b)    at any time after sixty (60) calendar days from the date hereof (the “Termination Date”), by Sellers upon written notice to Purchaser, if the Closing shall not have occurred for any reason other than a breach of this Agreement by Sellers; provided, that Sellers may not terminate this Agreement pursuant to this Section 7.1(b) if it is in material breach of this Agreement;
(c)    at any time after the Termination Date, by Purchaser upon written notice to Sellers, if the Closing shall not have occurred for any reason other than a breach of this Agreement by Purchaser; provided, that Purchaser may not terminate this Agreement pursuant to this Section 7.1(c) if Purchaser is in material breach of this Agreement;
(d)    by Sellers if there shall have been a breach by Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (i) would give rise to the failure of a condition to the Closing hereunder in favor of Sellers and (ii) cannot be cured, or has not been cured within twenty (20) calendar days following receipt by Purchaser of written notice of such breach; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available if Sellers are then in material breach of any of its representations, warranties, covenants, obligations or other agreements contained in this Agreement;
(e)    by Purchaser if there shall have been a breach by Sellers of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (i) would give rise to the failure of a condition to the Closing hereunder in favor of Purchaser and (ii) cannot be cured, or has not been cured within twenty (20) calendar days following receipt by Sellers of written notice of such breach; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available if Purchaser is then in material breach of any of its representations, warranties, covenants, obligations or other agreements contained in this Agreement;
(f)    by either Purchaser or Sellers if a court of competent jurisdiction shall have issued an Order permanently restraining or prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the party seeking to terminate pursuant to this Section 7.1(f) shall have complied with its obligations, if any, under Section 5.3 in connection with such law or Order; or
(g)    by Purchaser within five (5) Business Days of receipt by Purchaser of a supplement to the Disclosure Schedule pursuant to Section 5.6(c), which supplement relates to any matter that has had a Material Adverse Effect.
7.2    Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 7.1 hereof, this Agreement shall become void and there shall be no liability on the part of any party hereto except (a) this Section 7.2 and the obligations set forth in Section 5.2(d), Section 5.2(e) and

Article IX hereof shall survive any such termination of this Agreement and (b) nothing herein shall relieve any party from liability for breach of this Agreement or impair the right of any party to seek specific performance by the other party of its obligations hereunder.
ARTICLE VIII
SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS; INDEMNIFICATION
8.1    Survival of Representations, Warranties and Covenants. The representations and warranties in this Agreement shall survive the Closing Date and continue in full force and effect from the Closing Date until August 1, 2018, except that the representations and warranties contained in Sections 3.1, 3.2, 3.3 and 3.18 (together with Section 3.12, the “Fundamental Representations”) shall survive for a period of five (5) years from the Closing Date and the representations and warranties contained in Section 3.12 shall survive for the applicable statute of limitations (as applicable, the “Survival Expiration Date”). No Purchaser Claim for indemnification relating to the representations, warranties, covenants and agreements contained in this Agreement may be asserted pursuant to this Agreement unless (a) such claim is asserted in writing on or before the applicable Survival Expiration Date or survival period, and (b) such claim is made in respect of Damages incurred prior to the applicable Survival Expiration Date or survival period or, to the extent arising out of a third party claim (including any claim by any Governmental Authority) asserted in writing prior to the applicable Survival Expiration Date or survival period, such claim is made in respect of Damages reasonably expected to arise in connection with such claim. No Seller Claim for indemnification relating to the representations, warranties, covenants and agreements contained in this Agreement may be asserted pursuant to this Agreement unless (a) such claim is asserted in writing on or before the applicable Survival Expiration Date or survival period and (b) such claim is made in respect of Damages incurred prior to the applicable Survival Expiration Date or survival period or, to the extent arising out of a third party claim (including any claim by any Governmental Authority) asserted in writing prior to the applicable Survival Expiration Date or survival period, such claim is made in respect of Damages reasonably expected to arise in connection with such claim. Except for covenants or agreements set forth in this Agreement that by their terms require performance following the Closing Date (which covenants and agreements shall survive the Closing until the later of the applicable survival period or until fully performed), the covenants set forth in this Agreement shall not survive the Closing Date.
8.2    Indemnification.
(a)    Subject to the terms, conditions and limitations set forth in this Article VIII, Sellers shall jointly and severally indemnify and hold Purchaser and its Affiliates and each of their respective officers, directors, partners, employees, and agents (collectively, the “Purchaser Indemnified Parties”) harmless for any and all Damages to the extent attributable to (i) any breach of any representation or warranty that Sellers have made in this Agreement, (ii) any breach, non-fulfillment, violation or default by Sellers of any covenant, agreement or obligation of Sellers in this Agreement; or (iii) the Excluded Liabilities (claims made under the immediately preceding clauses (i) though (iii), collectively, “Purchaser Claims”). For the avoidance of doubt, the Founders shall under no circumstances be held liable, whether jointly and severally or otherwise, for Damages to the extent attributable to clauses (i) through (iii) of this Section 8.2(a) and shall only be held individually liable for any breach, non-fulfillment, violation or default of Section 5.18.
(b)    Subject to Section 8.4, Purchaser shall indemnify and hold Sellers and their Affiliates and each of their respective officers, directors, partners, employees, and agents (collectively, the “Seller Indemnified Parties”) harmless for any and all Damages to the extent attributable to (i) any breach of any representation or warranty Purchaser have made in this Agreement, (ii) any breach, violation or default by Purchaser of any covenant, agreement or obligation of Purchaser in this Agreement, (iii) the Transferred Assets or (iv) the Assumed Liabilities (claims made under the immediately preceding clauses (i) through (iv), collectively, “Seller Claims”).
8.3    Indemnification Claim Procedures. If any Action is commenced or threatened or Damages incurred that may give rise to a claim for indemnification (an “Indemnification Claim”) by any Person entitled to indemnification under this Agreement (each, an “Indemnified Party”), then such Indemnified Party will promptly give notice to the Indemnitor. Failure to notify the Indemnitor will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent the defense of any such Action is materially prejudiced by the Indemnified Party’s failure to give such notice. An Indemnitor may elect at any time to assume and thereafter conduct the defense of any Action subject to any such Indemnification Claim with counsel of the Indemnitor’s choice and to settle or compromise any such Action, and each Indemnified Party shall cooperate in all respects with the conduct of such defense by the Indemnitor and/or the settlement of such Action by the Indemnitor; provided, however, that the Indemnitor will not approve of the entry of any judgment or enter into any settlement or compromise with respect to the Indemnification Claim without the Indemnified Party’s prior written approval (which shall not be unreasonably withheld or delayed), unless the terms of such settlement provide for a complete release of the claims that are the subject of such Action in favor of the Indemnified Party. If the Indemnified Party gives an Indemnitor notice of an Indemnification Claim and the Indemnitor does not, within sixty (60) days after such notice is given, give notice to the Indemnified Party of its election to assume the defense of the Action or Actions subject to such Indemnification Claim, then the Indemnified Party may conduct the defense of such Action; provided, however, that the Indemnified Party will not agree to the entry of any judgment or enter into any settlement or compromise with respect to the Action or Actions subject to any such Indemnification Claim without the prior written consent of the Indemnitor. A claim for any matter not involving a third party may be asserted by written notice to the party from whom indemnification is sought; provided, however, that any assertion of an Indemnification Claim shall be subject to the limitations as to time set forth in this Agreement. To the extent the defense of any Action, subject to any Indemnification Claim is assumed by Seller Parent as the Indemnitor, at the election of the Indemnitor, the costs and expenses of such defense of such, and any payment in respect of, any settlement of such Action, shall be paid from the Indemnity Escrow Funds, and Purchaser and Seller Parent shall instruct the Escrow Agent to disburse such portion of the Indemnity Escrow Funds as is reasonably requested in writing by Seller Parent to pay such costs and expenses or other amounts.
8.4    Limitations on Indemnification Liability. Any claims an Indemnified Party makes under this Article VIII will be limited as follows:

(a)    Indemnification Cap. Notwithstanding any provision hereof to the contrary, the aggregate amount of Damages for which Purchaser Indemnified Parties shall be entitled to indemnification pursuant to this Article VIII will not exceed the Indemnity Escrow Amount (the “Cap”), provided, however, the Cap shall not apply to Damages attributable to (i) any breach or inaccuracy of any of the Fundamental Representations, (ii) any breach or non-fulfillment of any post-closing covenant or (iii) the Excluded Liabilities, provided, further, that the aggregate amount of Damages for which Purchaser Indemnified Parties shall be entitled to indemnification pursuant to the foregoing clauses (i), (ii) and (iii) will not exceed the Purchase Price. Except as otherwise provided herein, the Indemnity Escrow Amount and the R&W Policy shall serve as the sole and exclusive sources of payment of any claim for indemnification pursuant to Section 8.2(a). Claims related to the Fundamental Representations and the post-closing covenants shall first be satisfied out of the Indemnity Escrow Amount and the R&W Policy. For the avoidance of doubt, any Damages attributed to the Joseph Action shall not be satisfied out of the Indemnity Escrow Amount, but shall be the sole responsibility of the Sellers.
(b)    Claims Basket. Notwithstanding any provision hereof to the contrary, except as provided in the last sentence of this Section 8.4(b), Purchaser Indemnified Parties shall only be entitled to recover Damages pursuant to this Article VIII to the extent the aggregate amount of all such Damages incurred by Purchaser Indemnified Parties for which Purchaser Indemnified Parties are entitled to indemnification pursuant to this Article VIII exceeds $337,500.00 (the “Basket Amount”) in which event the Purchaser Indemnified Parties shall only be entitled to indemnification for the amount of such Damages in excess of the Basket Amount. Notwithstanding the foregoing, in no event shall the Basket Amount apply to any Excluded Liability or Section 8.2(a)(ii). Further, Damages for breach of Section 3.16 or for remediation costs in respect of environmental issues shall not be counted against the Basket Amount, nor be obligations of the Sellers under this Agreement, or otherwise.
(c)    Damages Net of Insurance Proceeds, Tax Benefits and Other Third-Party Recoveries. Notwithstanding any provision in this Agreement to the contrary, all Damages for which any Indemnified Party would otherwise be entitled to indemnification under this Article VIII shall be reduced by the amount of insurance proceeds, Tax benefits, indemnification payments and other third-party recoveries to which any Indemnified Party is entitled in respect of any Damages incurred by such Indemnified Party (net of any reasonable out-of-pocket costs of recovery of such amounts). In the event any Indemnified Party is entitled to any insurance proceeds, Tax benefits, indemnity payments or any third-party recoveries in respect of any Damages for which such Indemnified Party is entitled to indemnification pursuant to this Article VIII, such Indemnified Party shall use commercially reasonable efforts to obtain, receive or realize such proceeds, benefits, payments or recoveries. In the event that any such insurance proceeds, Tax benefits, indemnity payments or other third-party recoveries are realized by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, Tax benefits, indemnity payments or other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment.

(d)    Assignment of Claims. If any Indemnified Party receives any indemnification payment pursuant to this Article VIII, at the election of the Indemnitor, such Indemnified Party shall assign to the Indemnitor all of its claims for recovery against third party as to such Damages, whether by insurance coverage, contribution claims, subrogation or otherwise.
(e)    Other Limitations. No Indemnified Party shall be entitled to receive an indemnification payment in respect of any contingent liability unless and until such liability becomes due and payable. Notwithstanding anything in this Agreement to the contrary, no Purchaser Indemnified Party shall be indemnified or reimbursed for any (i) Damages arising or resulting from any change in Applicable Law or GAAP from and after the Closing Date, (ii) Damages to the extent that such Damages are attributable to: (A) any voluntary act, omission, transaction, or arrangement carried out at the request of, or with the written consent of, Purchaser or one of their Affiliates (the “Purchaser Group”) before, on or after the Closing Date or under the terms of this Agreement; and (B) any voluntary act, omission, transaction, or arrangement carried out by any member of the Purchaser Group on or after the Closing Date which is outside the ordinary course of business of such member of the Purchaser Group, and/or which such member of the Purchaser Group knew, or ought reasonably to have known (after reasonable inquiry), would, or was reasonably likely to, result in a claim or (iii) Damages to the extent (y) arising from a matter taken into account in determining the Purchase Price or (z) reflected in the Financial Reports.
(f)    Environmental Claims. No Purchaser Indemnified Party shall be entitled to receive Damages with respect to a breach of any representation or warranty in Section 3.16.
(g)    Expenses. In the event that Seller Parent assumes any defense of any Action which a Purchaser Indemnified Party has sought indemnification, reasonable expenses incurred by any Seller Indemnified Party in connection therewith, including legal costs and expenses, shall constitute Damages for purposes of determining the maximum aggregate amount to which Purchaser Indemnified Parties shall be entitled pursuant to Section 8.4(a).
8.5    Mitigation of Damages. An Indemnified Party shall use its commercially reasonable efforts to mitigate any Damages for which it is entitled to indemnification pursuant to this Article VIII. The Indemnitor shall have the right, but not the obligation, and shall be afforded the opportunity by the Indemnified Party to the extent reasonably possible, to take all available steps to minimize Damages for which the Indemnified Party is entitled to indemnification before such Damages actually are incurred by the Indemnified Party.
8.6    Order and Manner of Payment. Any Indemnification Claim of the Purchaser Indemnified Parties pursuant to this Article VIII shall be satisfied: (i) first, through the application of funds from Underground Storage Tank Indemnification Fund, to the extent available and applicable, (ii) second, through application of the Basket Amount to the applicable indemnity claim pursuant to Section  8.4(b), (iii) third, through payment from the Indemnity Escrow Funds pursuant to the terms of the Escrow Agreement (other than for breach of any representation or warranty in Section 3.16, which, for the avoidance of doubt, shall not be for the account of Sellers), and (iv) fourth, through recovery from the R&W Policy, to the extent coverage is applicable and available to such Purchaser Indemnified Party thereunder, and (v) thereafter from Sellers.

8.7    Sole and Exclusive Remedy.
(a)    Following the Closing, except in respect of (i) a dispute under Section 2.7 or Section 2.8 (which shall be governed by Section 2.7 and Section 2.8, respectively), (ii) a breach of Section 5.18(a), (iii) Fraud or (iv) as set forth in Section 9.15, the indemnification provisions contained in this Article VIII will constitute the sole and exclusive recourse and remedy of the parties with respect to any claim arising from this Agreement or the transactions contemplated hereby (including Purchaser Claims and Seller Claims), whether by contract, tort or otherwise, provided, however, the provisions of this Article VIII will not restrict the right of any party (i) to seek specific performance or other equitable remedies in connection with any breach of any of the covenants contained in this Agreement, or (ii) to pursue any remedies for claims specifically relating to or arising under any agreement or instrument delivered pursuant to this Agreement that may be available under or pursuant to such agreements and not relating to or arising under this Agreement. The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the Purchaser Indemnified Parties’ and the Seller Indemnified Parties’ remedies with respect to this Agreement and the transactions contemplated hereby were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid hereunder.
(b)    Without limiting the generality of the foregoing and consistent with the intent of the parties hereto with respect to limiting Purchaser’s remedies as provided in this Section 8.7, effective as of the Closing, the Purchaser releases and forever discharges, and shall cause the Companies to release and forever discharge, the Sellers and any current or former, as applicable, equityholders, directors, managers, officers, employees, agents, attorneys, contractors, successors, assigns, predecessors, heirs, executors, trustees, representatives and administrators of the Companies (the “Seller Related Persons”) from any and all Damages, claims, demands, Actions, causes of action of whatever rights, of every kind or character (whether such actions are actions in law, equity, tort, contract, or otherwise and including actions seeking injunctive or other equitable relief), whether known or unknown relating to any matter arising or in existence at any time on or prior to the Closing, whether manifested before or after the Closing (collectively the “Released Claims”), solely as it relates to the Companies, the Transferred Assets and the Transaction, and irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting, or causing to be commenced, any Proceeding against the Sellers or their respective Seller Related Persons, based upon any matter purported to be released hereby (the “Purchaser’s Release”) solely as it relates to the Companies, the Transferred Assets and the Transaction. Notwithstanding the foregoing, the Purchaser’s Release shall in no way release or discharge any Released Claims or rights of the Purchaser against the Companies or any of the Sellers relating to: (i) any Purchaser’s right to be indemnified, including pursuant to this Article VIII, or otherwise; or (ii) any rights under this Agreement and any agreement incorporated herein or contemplated hereby.
8.8    Sellers’ and Founders’ Release.
(a)    Effective as of the Closing, each of the Sellers releases and forever discharges (i) the Companies and Purchaser, and (ii) each of the equityholders, directors, managers, officers,

employees, agents, attorneys, contractors, successors, assigns, predecessors, heirs, executors, trustees, representatives and administrators of such Persons (the Persons described in this clause (ii), collectively, the “Purchaser Related Persons”) from the Released Claims solely as it relates to the Companies, the Transferred Assets and the Transaction, and irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting, or causing to be commenced, any Proceeding against the Companies, Purchaser, or their respective Purchaser Related Persons, based upon any matter purported to be released hereby (the “Sellers’ Release”) solely as it relates to the Companies, the Transferred Assets and the Transaction. Notwithstanding the foregoing, the Sellers’ Release shall in no way release or discharge any Released Claims or rights of any of the Sellers against the Companies or Purchaser relating to: (i) any Sellers’ right to be indemnified, including pursuant to this Article VIII, or otherwise; or (ii) any rights under this Agreement and any agreement incorporated herein or contemplated hereby.
(b)    Notwithstanding anything in Section 5.7 to the contrary, the Founders shall have no rights to indemnification by the Companies from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the Founders as provided in the limited liability company agreements, operating agreements, or similar organizational documents of the Companies solely in respect of claims, whether in contract, tort or otherwise, asserted or brought by any prior or purported owner of the Companies or the Transferred Assets arising out of any act or omission of the Founders or the Companies with respect to the acquisition of ownership interests in the Companies, the Companies’ predecessors or the Transferred Assets.
8.9    Release of Indemnity Escrow. The Indemnity Escrow Amount shall be held and invested by the Escrow Agent in accordance with the terms of the Escrow Agreement, which shall specify that the Indemnity Escrow Amount (if any) shall be released to Seller Parent on August 1, 2018 (the “Indemnity Escrow Release Date”), without the need for any instructions from Purchaser; provided, however, that if any claim by an Indemnified Party pursuant to Article VIII shall have been properly asserted by any Purchaser Indemnified Party pursuant to this Agreement on or prior to the Indemnity Escrow Release Date and remain pending on the Indemnity Escrow Release Date (any such claim, a “Pending Claim”), (a) the Indemnity Escrow Funds released to Seller Parent shall be the amount of Indemnity Escrow Funds then held by the Escrow Agent, minus the aggregate amount of such Pending Claim and (b) any funds that remain in escrow following the Indemnity Escrow Release Date in respect of any such Pending Claim shall be released to Seller Parent upon resolution or (if applicable) satisfaction of such Pending Claim. Each of Purchaser and Seller Parent shall from time to time submit joint written instructions to the Escrow Agent instructing the Escrow Agent to distribute the Indemnity Escrow Funds in accordance with this Section 8.9 and the Escrow Agreement.
8.10    Adjustment to Purchase Price. Any payment made pursuant to this Article VIII shall be considered as an adjustment to the Purchase Price.
ARTICLE IX
MISCELLANEOUS
9.1    Further Assurances. From time to time after the Closing Date, at the request of any party hereto and at the expense of the party so requesting, the other parties hereto shall execute and deliver to such requesting party such documents and take such other actions as such requesting party may reasonably request in order to consummate the transactions contemplated hereby.
9.2    Notices. All notices, requests, demands, waivers and communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered (i) by hand (including by reputable overnight courier), (ii) by mail (certified or registered mail, return receipt requested), or (iii) by electronic mail (subject to non-automated confirmation of receipt):
(a)    If to Purchaser or, after the Closing, the Companies, to:
Sprague Operating Resources LLC
185 International Drive
Portsmouth, NH 03801
Attention: Paul Scoff, General Counsel
Email: pscoff@spragueenergy.com

with a copy to:
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
Attention:    Sean Moran, Esq.
Robin L. Dierbeck, Esq.
Email:        sean.moran@bipc.com
robin.dierbeck@bipc.com

(b)    If to Sellers to:
Coen Oil Company, LLC
1000 Philadelphia Street
Canonsburg, PA 15317
Attention:    Charles C. McIlvaine
Andrew M. McIlvaine
Email:    cmcilvaine@coenoil.com
amcilvaine@coenoil.com

Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, New York 10019
Attention:    Stephen Koval, Esq.
        Laurie Abramowitz, Esq.
Email:     stephen.koval@apks.com
laurie.abramowitz@apks.com
or to such other Person or address as any party shall specify by notice in writing to the other party. All such notices, requests, demands, waivers and communications shall be deemed to have been given (i) on the date on which so hand-delivered, (ii) on the third Business Day following the date on which so mailed, (iii) on the Business Day after being sent by a reputable overnight courier service and (iv) on the date on which e-mailed and confirmed.
9.3    Exhibits and Schedules. Any matter, information or item disclosed in the Disclosure Schedule (or supplement to the Disclosure Schedule (including the Side Letter) pursuant to Section 5.6(b) and Section 5.6(c)) or other schedules delivered by Sellers or in any of the Exhibits attached hereto, under any specific representation and warranty or schedule number hereof, is incorporated herein and expressly made a part of this Agreement and shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation or warranty in this Agreement in respect of which the relevance of such disclosure is reasonably apparent. The inclusion of any matter, information or item in any schedule to this Agreement shall not be deemed to constitute an admission by Sellers of any liability, breach or violation to any third party or otherwise imply that any such matter, information or item (i) is required by the terms of this Agreement to be disclosed, (ii) is material or creates a measure for materiality for purposes of this Agreement, (iii) has resulted in or would result in a Material Adverse Effect or (iv) is outside the ordinary course of business.
9.4    Amendment, Modification and Waiver. This Agreement may be amended, modified or supplemented at any time by written agreement of all parties hereto. Any failure of Sellers to comply with any term or provision of this Agreement may be waived by Purchaser, and any failure of Purchaser to comply with any term or provision of this Agreement may be waived by Sellers, at any time by an instrument in writing signed by or on behalf of such other party, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply.
9.5    Entire Agreement. This Agreement, the Disclosure Schedule, the Confidentiality Agreement, the Escrow Agreement, the Side Letter and the exhibits, schedules and other documents referred to herein or contemplated hereby which form a part hereof contain the entire understanding of the parties hereto with respect to the subject matter hereof. Except as set forth in Section 5.2(d), this Agreement supersedes all prior agreements and understandings, oral and written, with respect to its subject matter.
9.6    Severability. Should any provision of this Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any of the other provisions of this Agreement, which other provisions shall remain in full force and effect and the application of such invalid or unenforceable provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and be enforced to the fullest extent permitted by Applicable Law. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and that this Agreement shall be valid and enforceable as so modified.
9.7    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, successors and permitted assigns, but except as contemplated herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, by any party without the prior written consent of the other parties hereto, except that Purchaser may assign all or any portion of its rights hereunder to one or more of their Affiliates, provided, that no such assignment shall relieve Purchaser of its obligations hereunder.
9.8    No Third-Party Beneficiaries. Except as otherwise provided in Article VIII, this Agreement is not intended and shall not be deemed to confer upon or give any Person except the parties hereto and their respective successors and permitted assigns any remedy, claim, liability, reimbursement, cause of action or other right under or by reason of this Agreement, except (a) Sellers’ unitholders, which shall be express third party beneficiaries of Sections 4.6 and 5.2(e), (b) the D&O Indemnified Persons as set forth in Section 5.7 and (c) the parties expressly specified as third party beneficiaries in Section 5.11.
9.9    Fees and Expenses; Transfer Taxes.
(a)    Except as set forth herein, whether or not the transactions contemplated hereby are consummated pursuant hereto, each party hereto shall pay all fees and expenses incurred by it or on its behalf in connection with this Agreement and the consummation of the transactions contemplated hereby.
(b)    Sellers and Purchaser shall each be liable for and shall each pay fifty percent of (i) all Stay Bonuses paid to the drivers and fuelers listed on Schedule 1.1(g), provided that Purchaser shall be liable for and shall pay all Stay Bonuses for the other Continuing Employees who are subject to Stay Bonuses and listed on Schedule 1.1(g) and (ii) all applicable sales, transfer, recording, deed, stamp, franchise and other similar taxes, including, without limitation, any real property transfer taxes (if any) (“Transfer Taxes”), resulting from the consummation of the transactions contemplated by this Agreement and the other agreements contemplated hereby (collectively, the “Closing Fees”), and Purchaser shall, with Sellers’ cooperation and/or assistance, to the extent necessary, file all Tax Returns related hereto and thereto. For the avoidance of doubt, Sellers and Purchaser shall each be liable for and shall each pay fifty percent of all Transfer Taxes regardless of whether the applicable transfers are made (i) prior to Closing between entities that are both Affiliates of Seller Parent (so long as such transfer is made in connection with the Transaction) or (ii) at Closing by one of the Sellers to Purchaser. Notwithstanding the foregoing, Sellers shall be responsible for paying all real estate taxes owed on the Transferred Real Property, to the extent such real estate taxes are the responsibility of Sellers pursuant to the applicable Lease, if applicable, for all taxable periods ending on or prior to the Closing Date the due date (including extensions of time to file) of which is after the Closing Date, and Purchaser shall be responsible for paying all real estate taxes owed on the Transferred Real Property, to the extent such real estate taxes will be the responsibility of Purchaser pursuant to the applicable Lease, if applicable, for all taxable periods ending after the Closing Date. Sellers shall be liable for any and all fees, costs and expenses incurred in connection with obtaining any requisite third party consents and approvals necessary for the consummation of the transactions contemplated hereby. Purchaser shall be liable for any and all fees, costs and expenses incurred in connection with procuring (i) the R&W Policy, (ii) any Title Insurance Proforma or Title Insurance Policy (including the payment of insurance premiums relating thereto) and (iii) the Land Title Survey.
9.10    Counterparts; Facsimile Signatures. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The parties acknowledge and agree that this Agreement and any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, may be executed via “wet” signature or electronic mark, and that delivery of any such signature, agreement or instrument by means of a facsimile machine, electronic transmission, electronic signature or otherwise, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.
9.11    Interpretation; Construction.
(a)    The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, the term “Person” means and includes an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and a government or any department or agency thereof. As used in this Agreement, the term “Affiliate” has the meaning set forth in Rule 12b‑2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless the context expressly requires otherwise: (a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) words defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (c) ”Dollars” and “$” mean U.S. dollars; (d) references herein to a specific Article, Section or Exhibit shall refer, respectively, to an Article, a Section or an Exhibit of this Agreement; (e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (f) references herein to any Applicable Law shall be deemed to refer to such Applicable Law as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder; (g) references herein to any contract mean such contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof; (h) each accounting term not otherwise defined in this Agreement assigned to it in accordance with GAAP and (i) whenever this Agreement refers to a number of days, such shall refer to calendar days, unless such reference is specifically to “Business Days.”
(b)    Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise, or rule of strict construction applied, favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived by the parties hereto.
9.12    Forum; Service of Process. Subject to Section 2.8(e), any legal suit, action or proceeding brought by any party or any of their Affiliates arising out of or based upon this Agreement shall only be instituted in any federal or state court in New York County, New York, and each party waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding.
9.13    Governing Law. This Agreement shall be governed by the laws of the State of New York, excluding choice of law principles that would require the application of the laws of a jurisdiction other than the State of New York.
9.14    WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES HERETO HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES HERETO ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO

THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
9.15    Specific Performance. The parties hereto hereby acknowledge and agree that the failure of any party (including the Founders) to this Agreement to perform its agreements and covenants hereunder (including, specifically, Section 5.18) will cause irreparable injury to the other parties to this Agreement for which monetary damages, even if available, will not be an adequate remedy. Accordingly, each of the parties hereto hereby consents to the granting of equitable relief (including specific performance and injunctive relief) by any court of competent jurisdiction to enforce and party’s obligations hereunder. The parties (including the Founders) further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this Section 9.15 is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.
9.16    No Recourse Against Nonparty Affiliates. Except as otherwise provided in Sections 5.18 and 8.7(a) (solely to permit Purchaser to enforce its rights under Section 5.18(a) against the Founders), all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement. Except as otherwise provided in Section 5.18 and 8.7(a) (solely to permit Purchaser to enforce its rights under Section 5.18(a) against the Founders), no Person who is not a Contracting Party, including without limitation any director, officer, employee, incorporator, member, partner, manager, unitholder, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, unitholder, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any of the foregoing (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

9.17    Acknowledgment of Purchaser; Disclaimers.
(a)    With respect to all materials that are described as having been made available or delivered to Purchaser, such materials shall be deemed to have been made available or delivered to Purchaser if Purchaser or any of its representatives or agents have been granted access to a data room, electronic data room or website in which such materials were available or by transmitting such materials to Purchaser or its representatives or agents by any other electronic means.
(b)    THE REPRESENTATIONS AND WARRANTIES OF SELLERS SPECIFICALLY SET FORTH IN ARTICLE III OF THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLERS TO PURCHASERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND PURCHASERS UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OR PROSPECTS OF ANY OF THE COMPANY), ARE SPECIFICALLY DISCLAIMED BY SELLERS.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.
COEN OIL COMPANY, LLC

By: /s/ Charles McIlvaine
Name: Charles C. McIlvaine
Title: Chairman

By: /s/ Andrew McIlvaine
Name: Andrew M. McIlvaine
Title: President

COEN MARKETS, INC.

By: /s/ Charles McIlvaine
Name: Charles C. McIlvaine
Title: Chief Executive Officer

By: /s/ Andrew McIlvaine
Name: Andrew M. McIlvaine
Title: President

THE THOMASTON LAND COMPANY, LLC

By: /s/ Andrew McIlvaine
Name: Andrew M. McIlvaine
Title: Manager

By: /s/ Charles McIlvaine
Name: Charles C. McIlvaine
Title: Member

SPRAGUE OPERATING RESOURCES LLC

By: /s/ Gary Rinaldi
Name: Gary Rinaldi
Title: Chief Operating Officer & Chief Financial
Officer

With respect to Section 5.18, 8.8(b), and 9.15 only:

/s/ Andrew McIlvaine
Andrew McIlvaine

/s/ Charles McIlvaine
Charles McIlvaine